FILE NO.  _____________


                                   FORM U-3A-2
                                      2004

                       SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC

              STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER
              RULE U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY
                           HOLDING COMPANY ACT OF 1935
                      TO BE FILED ANNUALLY PRIOR TO MARCH 1


                          SOUTH JERSEY INDUSTRIES, INC.


hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption, the following information is submitted:


1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

         The claimant, South Jersey Industries, Inc. (SJI), was organized under the laws of the State of New Jersey; its principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. SJI is not a public utility company. It is primarily engaged in the business of owning and holding a majority interest in other business enterprises.

         SJI owns all of the outstanding common stock of South Jersey Gas Company (SJG), which was organized under the laws of the State of New Jersey. SJG's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. SJG is a public utility company engaged in the purchase, transmission and sale of natural and mixed gases for residential, commercial, and industrial use in an area of approximately 2,500 square miles in the southern part of New Jersey. SJG also makes off-system sales of natural gas on a wholesale basis to various customers on the interstate pipeline system and transports natural gas purchased directly from producers or suppliers for its own sales and for some of its customers. SJG also assigns or buys capacity for the purchase or transportation of natural gas.

         SJI has a 100% ownership interest in South Jersey Resources Group, LLC
         (SJRG) which was formed on April 1, 1996 under the laws of the State of Delaware. SJRG's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. SJRG is not a public utility company. It provides services for the sale of natural gas to energy marketers, electric and gas utilities and other wholesale users in the mid-Atlantic and southern regions of the country.

         SJI owns all of the outstanding common stock of South Jersey Energy Company (SJE), which was organized on January 15, 1973 under the laws of the State of New Jersey. SJE's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. SJE is not a public utility company. SJE provides services for the acquisition, sale and transportation of natural gas and electricity for industrial, commercial and residential users and markets total energy management services. SJE also markets an air quality monitoring system that tests for hazardous airborne particulate on a real-time basis through AirLogics, LLC.

         SJE owns a 50% interest in AirLogics, LLC (AirLogics), a joint venture with GZA GeoEnvironmental, Inc., formed on April 1, 2000 under the laws of the State of Delaware. AirLogics' principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. AirLogics is not a public utility company. It markets a proprietary air monitoring system designed to assist companies involved in environmental clean-up activities.

         SJE owns all of the outstanding common stock of SJ EnerTrade, Inc. (EnerTrade) which was formed on October 22, 1997 under the laws of the State of New Jersey. EnerTrade's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. EnerTrade is not a public utility company. It formerly provided services for the sale of natural gas to the casino industry in Atlantic City, New Jersey. EnerTrade is not engaged in any business activity at this time.

         SJE also owns 100% of South Jersey Energy Solutions, LLC (SJES), formed June 1, 1999 under the laws of the State of Delaware. SJES's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. SJES is not a public utility company. It sold electricity on a retail basis in the mid-Atlantic states. In May 2002, SJES ceased selling electricity. SJES is not engaged in any business activity at this time.

         SJI owns a 50% interest in Millennium Account Services, LLC (Millennium), a joint venture with Conectiv Solutions, LLC formed January 4, 1999 under the laws of the State of Delaware. Millennium's principal location is 2 Regulus Drive, Suite B, Turnersville, New Jersey 08012. Millennium is not a public utility company. It provides meter reading services in southern New Jersey.

         SJI has a 100% ownership interest in Marina Energy LLC (Marina) which was formed on October 1, 2000 under the laws of the State of New Jersey. Marina's principal location is 1 South Jersey Plaza, Folsom,

         New Jersey 08037. Marina develops and operates energy related projects in southern New Jersey. Marina is not a public utility company.

         Marina owns a 51% interest in AC Landfill Energy, LLC (ACLE), which was formed on January 13, 2004, under the laws of the State of New Jersey. DCO Energy, LLC owns the remaining 49% interest. ACLE's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. ACLE is developing a 1,400 kilowatt methane-to-electric power generation system at a county-owned landfill in New Jersey. The facility was not operational as of December 31, 2004. ACLE is not a public utility company.

         SJI has a 100% ownership interest in South Jersey Energy Service Plus, LLC (Service Plus) which was formed on March 1, 2003 under the laws of the State of New Jersey. Service Plus's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. Service Plus sell appliance service plans, services major household appliances, and installs residential heating and air conditioning systems in southern New Jersey. Service Plus is not a public utility company.

         SJI owns all of the outstanding common stock of Energy & Minerals, Inc.
         (EMI), which was organized under the laws of the State of New Jersey. EMI's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. EMI is not a public utility company. It principally owns real estate and the stock of an inactive nonutility subsidiary.

         EMI owns all of the outstanding common stock of South Jersey Fuel, Inc.
         (SJF), which was organized under the laws of the State of New Jersey. SJF's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. SJF is not a public utility company and is presently inactive.

         SJI owns all of the outstanding common stock of R&T Group, Inc. (R&T), which was organized under the laws of the State of New Jersey. R&T's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. R&T is not a public utility company. It holds the remaining assets and liabilities of certain nonutility subsidiaries of SJI which were merged into R&T in 1997. R&T is presently inactive.

         Neither the claimant nor any of its subsidiaries is an EWG nor do they hold a direct or indirect interest in a foreign utility company.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

         SJI does not own directly any properties used for the production, transmission, and distribution of natural or manufactured gas or electric energy.

         The properties of SJG used for the production, transmission, and distribution of natural or manufactured gas include mains, service connections and meters, supplemental gas storage facilities, and an LNG storage and vaporization facility, all of which are located in the State of New Jersey (except that certain gas owned by SJG is stored outside the State and transported when needed). There are 5,478 miles of distribution mains. There are 92 miles of mains in the transmission system. No pipelines of SJG deliver or receive gas at the borders of the State of New Jersey.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

         (a) Number of Kwh of electric energy sold (at retail or wholesale) and Mcf of natural or manufactured gas distributed at retail.

                  During 2004, SJG distributed at retail to residential, commercial and industrial customers 21,375 MMcf of natural or manufactured gas and transported 35,593 MMcf of natural gas purchased directly by its industrial, residential and commercial customers. Retail distribution revenues were $257.0 million and transportation revenues were $82.0 million. SJG also sold 7,457 MMcf, or $50.0 million, of natural gas at wholesale for resale within the State of New Jersey.

         (b) Number of Kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each company is organized.

                  None

         (c) Number of Kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                  During 2004, SJG sold 13,940 MMcf, or $101.5 million, of natural gas at wholesale to customers outside the borders of the State of New Jersey.

                  Also, throughput related to capacity release amounted to 54,638 MMcf, or $14.4 million in revenues, in 2004.

         (d) Number of Kwh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                  During 2004, SJG purchased approximately 33,769 MMcf of natural gas from out-of-state sources at a total cost, including related expenses, of $339.0 million.

                  During 2004 SJG purchased and had delivered to it approximately 498 MMcf of liquefied natural gas by over-the-road truck transport to SJG's LNG Storage and Vaporization facility at McKee City, Atlantic County, New Jersey, at a cost of $5.3 million.

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

         (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                  The claimant has no direct or indirect interest or investment of any kind in, or has any sales, service or construction contracts of any kind with, an EWG or a foreign utility company.

         (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                  No system company holds any direct or indirect interest in an EWG or foreign utility company.

         (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                  The claimant holding company has no capital invested, directly or indirectly; nor does it directly or indirectly guarantee any security debt of an EWG or foreign utility company; nor debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption on another system company.

         (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                  None

         (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                  None

                                    EXHIBIT A


A consolidating statement of income and retained earnings of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February 2005.


                    SOUTH JERSEY INDUSTRIES, INC.

                    /s/ David A. Kindlick
                    ---------------------------------------------------------
                    DAVID A. KINDLICK
                    Vice President & Chief Financial Officer



CORPORATE SEAL

ATTEST:

/s/ Richard H. Walker, Jr., Esquire
-----------------------------------------------------------------------------
RICHARD H. WALKER, JR., ESQUIRE
Vice President, Corporate Secretary, & Corporate Counsel


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

            Richard H. Walker, Jr., Esquire
            Vice President, Corporate Secretary, & Corporate Counsel South Jersey Industries, Inc.
            1 South Jersey Plaza
            Folsom, New Jersey   08037

                                    EXHIBIT B



                            EWG ORGANIZATIONAL CHART


                     Not applicable. See response to Item 4.

                          SOUTH JERSEY INDUSTRIES, INC.
                        CONSOLIDATING STATEMENT OF INCOME
                  FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2004
                                 (In Thousands)

                                                 South      South                       Energy
                              South    South    Jersey     Jersey    South     South       &
                             Jersey   Jersey    Energy     Energy   Jersey     Marina   Minerals R & T           Elimin.
                             Indust.    Gas      Serv     Company  Resources Energy LLC  Inc   Group              &         Consd.
                               Inc.   Company   Plus LLC   Consd.  Group LLC   Consd.   Consd.  Inc.    Total   Adjust.     Total
                             -------  -------  --------  -------  ---------  --------- ------- ------  -------  -------      -----

Operating Revenues:
  Utility                           $0  $508,827      $0        $0       $0       $0     $0     $0    $508,827 ($13,879)[C]$494,948
  Nonutility                     2,491         0   6,371   284,148   18,059   20,865      0      0     331,934    (7,806)[C]324,128
                               -------- --------- ------- --------- -------- -------- ------ ------  ---------  --------    --------
      Total Operating Revenues   2,491   508,827   6,371   284,148   18,059   20,865      0      0     840,761   (21,685)   819,076
                               -------- --------- ------- --------- -------- -------- ------ ------  ---------- ---------   --------
Operating Expenses:
  Cost of Sales - Utility            0   340,860       0         0        0        0      0      0     340,860   (13,879)[C]326,981
  Cost of Sales - Nonutility         0         0   2,018   270,845   11,355    8,811      0      0     293,029    (5,315)[C]287,714
  Operations                     4,145    56,238   3,389     4,311    1,289    4,619     48     49      74,088    (3,105)[C] 70,983
  Maintenance                        0     5,772       0         0        0        0      0      0       5,772         0      5,772
  Depreciation                     101    23,047      31        14       15    1,680      0      0      24,888         0     24,888
  Energy and Other Taxes           392    11,458     149         0        0        0      0      0      11,999         0     11,999
                               -------- --------- ------- --------- -------- -------- ------ -------  --------- ---------   --------
    Total Operating Expenses     4,638   437,375   5,587   275,170   12,659   15,110     48     49     750,636   (22,299)   728,337
                               -------- --------- ------- --------- -------- -------- ------ -------  --------- ---------   --------
Operating (Loss) Income         (2,147)   71,452     784     8,978    5,400    5,755    (48)   (49)     90,125       614     90,739
                               -------- --------- ------- --------- -------- -------- ------ -------  --------- ---------   --------
Other Income and Expense:
  Dividends from Subsidiaries    9,123         0       0         0        0       0      0       0       9,123    (9,123)[A]      0
  Equity in Undistributed
    Earnings of Subs            33,915         0       0         0        0       0      0       0      33,915   (33,915)[A]      0
  Other                            417       886       4        27      146     599     73      48       2,200    (1,215)[C]    985
                               -------- --------- ------- --------- -------- -------- ------ -------  --------- ---------   --------
    Total Other Income and
      Expense                   43,455       886       4        27      146      599     73     48      45,238   (44,253)       985
Interest Charges                   620    17,906       1       198       45    2,404      0      0      21,174      (601)[C] 20,573
                               -------- --------- ------- --------- -------- -------- ------ -------  --------- ---------   --------

Income (Loss) Before Income
  Taxes                         40,688    54,432     787     8,807    5,501    3,950     25     (1)    114,189   (43,038)    71,151
                               -------- --------- ------- --------- -------- -------- ------ -------  --------- ---------   --------

Income Taxes
  Current Federal and State
    Income Taxes                (1,430)    8,711     132     3,498    3,020      239    (17)    (3)     14,150         0     14,150
  Deferred Federal and State
    Income Taxes                   (89)   14,259     190       154     (771)   1,157     26      3      14,929         0     14,929
                               -------- --------- ------- --------- -------- -------- ------ -------  --------- ---------   --------
    Total Income Taxes          (1,519)   22,970     322     3,652    2,249    1,396      9      0      29,079         0     29,079
                               -------- --------- ------- --------- -------- -------- ------ -------  --------- ---------   --------

Equity in Affiliated Companies     766         0       0       135        0        0      0      0         901         0        901
                               -------- --------- ------- --------- -------- -------- ------ -------  --------- ---------   --------

Income(Loss) from Continuing
  Operations                    42,973    31,462     465     5,290    3,252    2,554     16     (1)     86,011   (43,038)    42,973
                               -------- --------- ------- --------- -------- -------- ------ -------  --------- ---------   --------

Equity in Undistributed Earnings
 of Discontinued Subsidiaries     (680)        0       0         0        0        0      0      0        (680)      680 [A]      0
Discontinued Operations - Net        0         0       0         0        0        0   (680)     0        (680)        0       (680)
Cumulative Effect of Accounting
  Change - Net                       0         0       0         0        0        0      0      0           0         0          0
                               -------- --------- ------- --------- -------- -------- ------ -------  --------- ---------   --------

   Net Income (Loss) Applicable
     to Common Stock           $42,293   $31,462    $465    $5,290   $3,252   $2,554  ($664)   ($1)    $84,651  ($42,358)   $42,293
                               ======== ========= ======= ========= ======== ======== ====== =======  ========= =========   ========

                                      -9-

                          SOUTH JERSEY INDUSTRIES, INC.
                  CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                  FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2004
                                 (In Thousands)

                              South    South   South      South    South
                             Jersey   Jersey   Energy     Energy   Jersey     Marina   Minerals R & T           Elimin.
                             Indust.    Gas     Serv     Company  Resources Energy LLC  Inc    Group              &         Consd.
                               Inc.   Company  Plus LLC   Consd.  Group LLC   Consd.   Consd.   Inc.    Total   Adjust.     Total
                             -------  -------  --------  -------  ---------  --------- ------- ------  -------  -------      -----


Retained Earnings -
  Beginning                 $91,638  $108,356    $67      $662    $2,454   $1,428 ($14,302) ($7,043) $183,260  ($91,622)[B] $91,638

Net Income Applic to
  Common Stock               42,293    31,462    465     5,290     3,252    2,554     (664)      (1)   84,651   (42,358)[A]  42,293
                           --------- --------  ------- -------   ------- ---------  --------  -------  --------  ----------  -------

                            133,931   139,818    532     5,952     5,706    3,982  (14,966)  (7,044)  267,911  (133,980)    133,931

Dividends Declared -
  Common Stock               22,534     9,123      0         0         0        0        0        0    31,657    (9,123)[A]  22,534
                           --------- ---------  ------ --------  ------- ---------  --------  -------  -------   ---------- --------

Retained Earnings -
  Ending                   $111,397  $130,695   $532    $5,952    $5,706   $3,982 ($14,966) ($7,044) $236,254 ($124,857)   $111,397
                          ========== =========  =====  ========  ======== =======  ======== ======== ========  =========  =========

                                      -10-


                          SOUTH JERSEY INDUSTRIES, INC.
                   CONSOLIDATING ELIMINATIONS AND ADJUSTMENTS
                    STATEMENT OF INCOME AND RETAINED EARNINGS
                  FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2004
                                 (In Thousands)


      [A] Equity in Undistributed Earnings
            of Subsidiaries                                                  $33,915
          Dividends from Subsidiaries                                          9,123

              Dividends Declared - Common Stock                                            $9,123
              Investment in Subsidiaries                                                   33,235
              Equity in Undistributed Earnings
                of Discontinued Subsidiaries                                                  680

         To eliminate equity in undistributed earnings recorded by South Jersey Industries, Inc.


    [B]  Retained Earnings - 1/1/04                                           91,622

              Investment in Subsidiaries                                                   91,622

         To eliminate retained earnings of subsidiaries at 1/1/04 previously recorded by South Jersey
         Industries, Inc. under the equity method of accounting.

    [C]  Operating Revenues - Utility                                         13,879
         Operating Revenues - Nonutility                                       7,806
         Other Income and Expense                                              1,215

              Cost of Sales - Utility                                                      13,879
              Cost of Sales - Nonutility                                                    5,315
              Operations                                                                    3,105
              Interest Charges                                                                601


                                      -11-


                          SOUTH JERSEY INDUSTRIES, INC.
                           CONSOLIDATING BALANCE SHEET
                             AS OF DECEMBER 31, 2004
                                 (In Thousands)

                                               South    South                       Energy
                             South    South   Jersey   Jersey       South   Marina    &
                            Jersey   Jersey   Energy   Energy      Jersey   Energy  Minerls, R & T             Elimin.
                            Indust.   Gas     Service  Company    Resources  LLC     Inc.    Group                 &    Consolidated
                             Inc.   Company  Plus LLC  Consld.    Group,LLC Consld. Consld.   Inc.    Total    Adjustmts     Total
                           -------  -------  --------  --------  ---------- ------- -------- ----- ----------  ---------  ----------


Assets

Property, Plant and Equipment:
  Utility Plant, at
   original cost              $0    $957,287      $0       $0        $0       $0      $0      $0    $957,287        $0     $957,287
   Accumulated Depreciation
    and Amortization           0    (224,506)      0        0         0        0       0       0    (224,506)        0     (224,506)
  Nonutility Property and
   Equipment, at cost      1,338           0     183       57        71   68,129     859     492      71,129         0       71,129
    Accum. Depreciation     (279)          0     (39)     (33)      (41)  (2,556)   (787)   (305)     (4,040)        0       (4,040)
                          ------- ----------- ------- -------- --------- -------- ------- ------- ----------- ---------   ---------

      Property, Plant and
       Equipment - Net     1,059     732,781     144       24        30   65,573      72     187     799,870         0      799,870
                          ------- ----------- ------- -------- --------- -------- ------- ------- ----------- ---------   ---------

Investments:
  Investments in
   Subsidiaries          347,857           0       0        0         0        0       0       0     347,857  (347,857)[1]        0
  Available-for-Sale
   Securities                 14       5,296       0        0         0        0       0       0       5,310         0        5,310
  Restricted                   0           0       0        0    13,044      553       0       0      13,597         0       13,597
  Investment in
   Affiliates              1,249           0       0      693         0        0       0       0       1,942         0        1,942
                         -------- ----------- ------- -------- --------- -------- ------- ------- ----------- ---------  ---------

      Total Investments  349,120       5,296       0      693    13,044      553       0       0     368,706  (347,857)      20,849
                         -------- ----------- ------- -------- --------- -------- ------- ------- ----------- ---------  ----------

Current Assets:
  Cash and Cash Equivalnts   790       3,310     100      393       118      510      36      15       5,272         0        5,272
  Notes Receivable -
   Associated Companies   33,448           0       0      970         0        0   3,320   1,630      39,368   (39,368)[3]        0
  Accounts Receivable         10      39,032   6,237   42,903    56,279    2,660       0       0     147,121   (33,343)[2,6]113,778
  Unbilled Revenues            0      34,862       0   10,995         0        0       0       0      45,857         0       45,857
  Provision for
   Uncollectibles              0      (2,871)    (87)    (537)        0        0       0       0      (3,495)        0      (3,495)
  Accounts Receivable -
   Associated Companies    2,287         885   1,844        5         1        0       8       4       5,034    (5,034)[2]        0
  Natural Gas in Storage,
   Average Cost                0      65,691       0        0    13,590        0       0       0      79,281         0       79,281
  Materials and Supplies,
   Average Cost                0       4,554     471        0         0      332       0       0       5,357         0        5,357
  Assets of Discontinued
   Businesses Held
    for Disposal               0           0       0        0         0        0     402       0         402         0          402
  Accumulated Deferred
   Income Taxes               22           0       0      171       120        2       1       0         316      (316)[4]        0
  Derivatives - Energy
   Related Assets              0       1,272       0    9,186    27,016        0       0       0      37,474   (11,797)[7]   25,677
  Derivatives - Other          0           0       0        0     1,549        0       0       0       1,549         0        1,549
  Prepaid Taxes                0       6,104       0        0         0        0       0       0       6,104         0        6,104
  Other Prepayments and
   Current Assets            192       2,077      42      238        22    1,508       5       5       4,089         0        4,089
                          ------- ----------- ------- -------- --------- -------- ------- ------- ----------- ---------   ---------

    Total Current Assets  36,749     154,916   8,607   64,324    98,695    5,012   3,772   1,654     373,729   (89,858)     283,871
                         -------- ----------- ------- -------- --------- -------- ------- ------- ----------- ---------   ---------

Regulatory and Other
 Noncurrent Assets:
  Regulatory Assets            0      72,635       0        0         0        0       0       0      72,635         0       72,635
  Accumulated Deferred
   Income Taxes              466           0     653        6         0      767   2,144      64       4,100    (4,100)[5]        0
  Prepaid Pension          2,342      24,812   1,435        0         0        0       0       0      28,589         0       28,589
  Derivatives - Energy
   Related Assets              0           0       0    1,590     5,173        0       0       0       6,763    (1,533)[7]    5,230
  Derivatives - Other          0           0       0        0       197        0       0       0         197         0          197
  Unamortized Debt
   Discount and Expense        0       7,957       0        0         0      937       0       0       8,894         0        8,894
  Contract Receivables         0       7,101       0        0         0    9,052       0       0      16,153         0       16,153
  Other                        0       2,089   1,454        0         0    3,490      13       0       7,046         0        7,046
                           ------ ----------- ------- -------- --------- -------- ------- ------- ----------- ---------  ----------

   Total Regulatory and
    Other Noncurrent
     Assets                2,808     114,594   3,542    1,596     5,370   14,246   2,157      64     144,377    (5,633)     138,744
                          ------- ----------- ------- -------- --------- -------- ------- ------- ----------- ---------  ----------

       Total Assets     $389,736  $1,007,587 $12,293  $66,637  $117,139  $85,384  $6,001  $1,905  $1,686,682 ($443,348)  $1,243,334
                        ======== ========== ======== ========  ========  =======  ======  ======  ========== =========  ============

                                      -12-


                          SOUTH JERSEY INDUSTRIES, INC.
                           CONSOLIDATING BALANCE SHEET
                             AS OF DECEMBER 31, 2004
                                 (In Thousands)

                                              South    South                       Energy
                             South    South   Jersey   Jersey       South   Marina    &
                            Jersey   Jersey   Energy   Energy      Jersey   Energy  Minerls, R & T             Elimin.
                            Indust.   Gas     Service  Company    Resources  LLC     Inc.    Group                 &    Consolidated
                             Inc.   Company  Plus LLC  Consld.    Group,LLC Consld. Consld.   Inc.    Total    Adjustmts     Total
                           -------  -------  --------  --------  ---------- ------- -------- ----- ----------  ---------  ----------


Capitalization and Liabilities

Common Equity:
   Common Stock SJI
    Par Value $1.25 a share
    Authorized - 20,000,000 shares
    Outstanding -
     13,879,968 shares       $17,350        $0      $0      $0       $0      $0       $0      $0    $17,350         $0      $17,350
   Common Stock -
    Subsidiaries                   0     5,848       0      50        0       0   13,283   1,000     20,181    (20,181)[1]        0
   Premium on Common
    Stock                    213,045   170,317   4,200   3,500    2,918  12,500    1,584   7,800    415,864   (202,819)[1]  213,045
   Capital Stock Expense        (833)        0       0       0        0       0        0       0       (833)         0         (833)
   Accumulated Other
    Comprehen. (Loss) Income       0      (112)      0       0    4,462    (897)       0       0      3,453          0        3,453
   Retained Earnings         111,397   130,695     532   5,952    5,706   3,982  (14,966) (7,044)   236,254   (124,857)[1]  111,397
                            --------- --------- ------- ------- -------- ------- -------- ------- ---------- ----------   ----------

      Total Common Equity    340,959   306,748   4,732   9,502   13,086  15,585      (99)  1,756    692,269   (347,857)     344,412

Minority Interest                  0         0       0       0        0     227        0       0        227          0          227
                            --------- --------- ------- ------- -------- ------- -------- ------- ---------- ----------   ----------

Preferred Stock of
 Subsidiary                        0     1,690       0       0        0       0        0       0      1,690          0        1,690
                            --------- --------- ------- ------- -------- ------- -------- ------- ---------- ----------   ----------

 Long-Term Debt
  (less current maturities
   & sinking fund
    requirements)                   0  282,008       0       0        0  46,906        0       0    328,914          0      328,914
                              -------- -------- ------- ------- -------- ------- -------- ------- ---------- ----------   ----------

Current Liabilities:
   Notes Payable - Banks      39,300    53,000       0       0        0       0        0       0     92,300          0       92,300
   Notes Payable - Affiliate       0         0       0     195        0       0        0       0        195          0          195
   Current Maturities of
    Long-Term Debt                 0     5,273       0       0        0      75        0       0      5,348          0        5,348
   Notes Payable - Associated
    Companies                  5,920         0     140   9,100   14,320   9,377      511       0     39,368    (39,368)[3]        0
   Accounts Payable            1,535    55,193     136  33,685   57,932   2,246       30       0    150,757    (31,921)[2,6]118,836
   Accounts Payable to
    Associated Companies         511     3,834     334     561      227     962       26       1      6,456     (6,456)[2]        0
   Customer Deposits               0     8,846       0       0        0       0        0       0      8,846          0        8,846
   Accumulated Deferred
    Income Taxes                  68     2,627       5     562    4,139       0       (6)      3      7,398       (316)[4]    7,082
   Taxes Accrued              (1,580)    1,228      53   3,183    2,459     (61)     124      13      5,419          0        5,419
   Environmental Remediation
    Costs                          2    13,531       0       0        0       0      277       0     13,810          0       13,810
   Interest Accrued                0     6,448       0       0        0     199        0       0      6,647          0        6,647
   Derivatives - Energy
    Related Liabilities            0     1,799       0   8,046   20,185       0        0       0     30,030    (11,797)[7]   18,233
   Derivatives - Other             0       344       0       0    1,049       0        0       0      1,393          0        1,393
   Other Current Liabilities     589     5,938     395     117       46      79       23      23      7,210          0        7,210
                            --------- --------- ------- ------- -------- ------- -------- ------- ---------- ----------   ----------

      Total Current
       Liabilities            46,345   158,061   1,063  55,449  100,357  12,877      985      40    375,177    (89,858)     285,319
                            --------- --------- ------- ------- -------- ------- -------- ------- ---------- ----------   ----------

Deferred Credits and
 Other Noncurrent Liabilities:
   Pension and Other
    Postretirement Benefits   1,348     11,039     622       0        0       0        0      94     13,103          0       13,103
   Accumulated Deferred
    Income Taxes - Net          616    138,209     578     188        0   7,118      444      15    147,168     (4,100)[5]  143,068
   Investment Tax Credits         0      3,129       0       0        0       0        0       0      3,129          0        3,129
   Environmental
    Remediation Costs            12     37,515       0       0        0       0    3,654       0     41,181          0       41,181
   Derivatives - Energy
    Related Liabilities           0          0       0   1,498    3,672       0        0       0      5,170     (1,533)[7]    3,637
   Derivatives - Other            0          0       0       0       24   1,516        0       0      1,540          0        1,540
   Regulatory Liabilities         0     63,836       0       0        0       0        0       0     63,836          0       63,836
   Other                        456      5,352   5,298       0        0   1,155    1,017       0     13,278          0       13,278
                              ------  --------- ------- ------- -------- ------- -------- ------- ---------- ----------   ----------

   Total Def. Credits and
    Other Noncurrent
     Liabilities              2,432    259,080   6,498   1,686    3,696   9,789    5,115     109    288,405     (5,633)     282,772
                             -------  --------- ------- ------- -------- ------- -------- ------- ---------- ----------   ----------

     Total Capitalization
      and Liabilities      $389,736 $1,007,587 $12,293 $66,637 $117,139 $85,384   $6,001  $1,905 $1,686,682  ($443,348)  $1,243,334
                           ======== ========== ======= ======= ======== ======= ======== ======= ========== ========== ============

                                      -13-




                          SOUTH JERSEY INDUSTRIES, INC.
                   CONSOLIDATING ELIMINATIONS AND ADJUSTMENTS
                             AS OF DECEMBER 31, 2004
                                 (In Thousands)

1]  Common Stock - Subsidiaries                                 $20,181
    Premium on Common Stock                                     202,819
    Retained Earnings                                           124,857

     Investment in Subsidiaries                                            $347,857

    To eliminate South Jersey Industries, Inc.
    investment in subsidiaries which is maintained on the equity method of accounting.

[2]  Accounts Payable - Associated Companies                      6,456
     Accounts Payable                                               131

           Accounts Receivable - Associated Companies                         5,034
           Accounts Receivable                                                1,553

     To eliminate intercompany accounts receivable and payable.

[3]  Notes Payable - Associated Companies                        39,368

           Notes Receivable - Associated Companies                           39,368

     To eliminate intercompany short-term notes between South Jersey Industries, Inc. and Subsidiaries

[4]  Accumulated Deferred Income Taxes - Current Liability          316

           Accumulated Deferred Income Taxes - Current Asset                    316

     To net current accumulated DFIT asset and liability

[5]  Accumulated Deferred Income Taxes - Noncurrent Liability     4,100

           Accumulated Deferred Income Taxes - Noncurrent Asset               4,100

     To net noncurrent accumulated DFIT asset and liability

[6]  Accounts Payable                                            31,790

           Accounts Receivable                                               31,790

     To eliminate intercompany gas receivable and payable.

[7]  Derivatives - Energy Related Liabilities - Current          11,797
     Derivatives - Energy Related Liabilities - Non-Current       1,533

           Derivatives - Energy Related Assets - Current                     11,797
           Derivatives - Energy Related Assets - Non-Current                  1,533

     To eliminate intercompany mark-to-market of gas contracts.


                                      -14-



                           SOUTH JERSEY ENERGY COMPANY
                        CONSOLIDATING STATEMENT OF INCOME
                  FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2004
                                 (In Thousands)

                                                                         South Jersey                    Eliminations
                                           South Jersey   SJ EnerTrade  Energy Solutions                    &           Consolidated
                                          Energy Company      Inc.            LLC           Total        Adjustments         Total
                                          --------------  ------------   ------------   -------------  ------------    -------------


Operating Revenues:
  Utility                                            $0            $0             $0              $0            $0               $0
  Nonutility                                    284,148             0              0         284,148             0          284,148
                                           -------------- -------------   ------------   ------------  -------------   -------------

      Total Operating Revenues                  284,148             0              0         284,148             0          284,148
                                          --------------  ------------   ------------   -------------  ------------    -------------

Operating Expenses:
  Cost of Sales - Utility                             0             0              0               0             0                0
  Cost of Sales - Nonutility                    270,884           (39)             0         270,845             0          270,845
  Operations                                      4,310             1              0           4,311             0            4,311
  Maintenance                                         0             0              0               0             0                0
  Depreciation                                       14             0              0              14             0               14
  Energy and Other Taxes                              0             0              0               0             0                0
                                          --------------  ------------   ------------   -------------  ------------    -------------

      Total Operating Expenses                  275,208           (38)             0         275,170             0          275,170
                                          --------------  ------------   ------------   -------------  ------------    -------------

Operating Income                                  8,940            38              0           8,978             0            8,978
                                          --------------  ------------   ------------   -------------  ------------    -------------

Other Income and Expense:
  Dividends from Subsidiaries                         0             0              0               0             0                0
  Equity in Undistributed Earnings of Subs           35             0              0              35           (35)[A]            0
  Other                                               7            20              0              27             0               27
                                          --------------  ------------   ------------   -------------  ------------    -------------

      Total Other Income and Expense                 42            20              0              62           (35)              27
                                          --------------  ------------   ------------   -------------  ------------    -------------

Interest Charges                                    198             0              0             198             0              198
                                          --------------  ------------   ------------   -------------  ------------    -------------

Income Before Income Taxes                        8,784            58              0           8,842           (35)           8,807
                                          --------------  ------------   ------------   -------------  ------------    -------------

Income Taxes
  Current Federal and State Income Taxes          3,474            24              0           3,498             0            3,498
  Deferred Federal and State Income Taxes           155            (1)                           154             0              154
                                          --------------  ------------   ------------   -------------  ------------    -------------

      Total Income Taxes                          3,629            23              0           3,652             0            3,652

Equity in Affiliated Companies                      135             0              0             135             0              135
                                         --------------   -----------   ------------   -------------   -----------    -------------

Income from Continuing Operations                 5,290            35              0           5,325           (35)           5,290
                                         --------------   -----------   ------------   -------------   -----------    -------------

Equity in Undistributed Earnings of
 Discontinued Subsidiaries                            0             0              0               0             0                0
Discontinued Operations - Net                         0             0              0               0             0                0
Cumulative Effect of Accounting Change - Net          0             0              0               0             0                0
                                          --------------  ------------   ------------   -------------  ------------    -------------

      Net Income Applicable to Common Stock      $5,290           $35             $0          $5,325          ($35)          $5,290
                                          ==============  ============   ============   =============  ============    =============

                                      -15-


                        SOUTH JERSEY ENERGY COMPANY, INC.
                  CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                  FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2004
                                 (In Thousands)


                                                                         South
                                                                         Jersey                      Eliminations
                                       South Jersey    SJ EnerTrade  Energy Solutions                    &             Consolidated
                                      Energy Company      Inc.             LLC           Total        Adjustments           Total
                                      --------------    ------------  ------------   -------------    ------------      ------------


Retained Earnings - Beginning                  $662            ($841)            $7           ($172)            $834 [B]       $662

Net Income Applicable to Common Stock         5,290               35              0           5,325              (35)[A]      5,290
                                      --------------   --------------   ------------   -------------    -------------    -----------

                                              5,952             (806)             7           5,153              799          5,952

Dividends Declared - Common Stock                 0                0              0               0                0              0
                                      --------------   --------------   ------------   -------------    -------------    -----------

Retained Earnings - Ending                   $5,952            ($806)            $7          $5,153             $799         $5,952
                                      ==============   ==============   ============   =============    =============    ===========


                                      -16-

                           SOUTH JERSEY ENERGY COMPANY
                   CONSOLIDATING ELIMINATIONS AND ADJUSTMENTS
                    STATEMENT OF INCOME AND RETAINED EARNINGS
                  FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2004
                                 (In Thousands)

[A] Investment in Subsidiary                                       $35

          Equity in Undistributed Earnings of Subsidiary                  $35

To eliminate and equity in undistributed earnings recorded by South Jersey Energy Company, Inc.



[B] Retained Earnings - 1/1/2004                                   834

          Investment in Subsidiary                                        834

To eliminate retained earnings of subsidiary at 1/1/2004 previously recorded by South Jersey Energy Company, Inc.
  under the equity method of accounting.

                                      -17-




                           SOUTH JERSEY ENERGY COMPANY
                           CONSOLIDATING BALANCE SHEET
                             AS OF DECEMBER 31, 2004
                                 (In Thousands)



                                                                  South Jersey     South Jersey            Eliminations
                                                    South Jersey    EnerTrade,   Energy Solutions              &        Consolidated
                                                   Energy Company      Inc.           LLC          Total    Adjustments     Total
                                                     ----------     ---------       ---------     ---------  --------   -----------


Assets

Property, Plant and Equipment:
  Utility Plant, at original cost                        $0          $0                $0            $0          $0          $0
    Accumulated Depreciation and Amortization             0           0                 0             0           0           0
  Nonutility Property and Equipment, at cost             57           0                 0            57           0          57
    Accumulated Depreciation                            (33)          0                 0           (33)          0         (33)
                                                   ----------    ----------        ----------   ---------   ---------    --------

      Property, Plant and Equipment - Net                24           0                 0            24           0          24
                                                   ----------    ----------        ----------   ---------   ---------    --------

Investments:
  Investments in Subsidiaries                           808           0                 0           808        (808)[1]       0
  Available-for-Sale Securities                           0           0                 0             0           0           0
  Restricted                                              0           0                 0             0           0           0
  Investment in Affiliates                              693           0                 0           693           0         693
                                                   ----------    ----------        ----------   ---------   ---------    --------

      Total Investments                               1,501           0                 0         1,501        (808)        693
                                                   ----------    ----------        ----------   ---------   ---------    --------

Current Assets:
  Cash and Cash Equivalents                            369           5                 19           393           0         393
  Notes Receivable - Associated Companies                0         970                  0           970           0         970
  Accounts Receivable                               42,903           0                  0        42,903           0      42,903
  Unbilled Revenues                                 10,995           0                  0        10,995           0      10,995
  Provision for Uncollectibles                        (537)          0                  0          (537)          0        (537)
  Accounts Receivable - Associated Companies             2           3                  0             5           0           5
  Natural Gas in Storage, Average Cost                   0           0                  0             0           0           0
  Materials and Supplies, Average Cost                   0           0                  0             0           0           0
  Assets of Discontinued Businesses Held for Disposal    0           0                  0             0           0           0
  Accumulated Deferred Income Taxes                    171           0                  0           171           0         171
  Derivatives - Energy Related Assets                9,186           0                  0         9,186           0       9,186
  Derivatives - Other                                    0           0                  0             0           0           0
  Prepaid Taxes                                          0           0                  0             0           0           0
  Other Prepayments and Current Assets                 238           0                  0           238           0         238
                                                  ----------    ----------         ----------  ---------   ---------    --------

       Total Current Assets                         63,327         978                 19        64,324           0      64,324
                                                 ----------     ----------         ----------  ---------   ---------     --------

Regulatory and Other Noncurrent Assets:
  Regulatory Assets                                     0           0                   0             0           0           0
  Accumulated Deferred Income Taxes                    11          (5)                  0             6           0           6
  Prepaid Pension                                       0           0                   0             0           0           0
  Derivatives - Energy Related Assets               1,590           0                   0         1,590           0       1,590
  Derivatives - Other                                   0           0                   0             0           0           0
  Unamortized Debt Discount and Expense                 0           0                   0             0           0           0
  Contract Receivables                                  0           0                   0             0           0           0
  Other                                                 0           0                   0             0           0           0
                                                ----------     ----------         ----------    ---------   ---------    --------

       Total Regulatory and Other
        Noncurrent Assets                           1,601          (5)                  0         1,596           0       1,596
                                                ----------     ----------         ----------    ---------   ---------    --------

             Total Assets                         $66,453        $973                 $19       $67,445       ($808)    $66,637
                                                ==========     ==========         ==========   =========    =========   ========


                                      -18-


                           SOUTH JERSEY ENERGY COMPANY
                           CONSOLIDATING BALANCE SHEET
                             AS OF DECEMBER 31, 2004
                                 (In Thousands)





                                                                  South Jersey    South Jersey            Eliminations
                                                    South Jersey   EnerTrade,    Energy Solutions              &       Consolidated
                                                   Energy Company     Inc.             LLC        Total    Adjustments     Total

                                                     ----------    ----------      ----------   ---------   ---------     --------

Capitalization and Liabilities

Common Equity:
   Common Stock SJE
    No Par Value
    Authorized - 2,500 shares
    Outstanding - 500 shares                          $50          $0                  $0           $50          $0         $50
   Common Stock - Subsidiaries                          0           1                   0             1          (1)[1]       0
   Premium on Common Stock                          3,500       1,599                   7         5,106      (1,606)[1]   3,500
   Capital Stock Expense                                0           0                   0             0           0           0
   Accumulated Other Comprehensive (Loss) Income        0           0                   0             0           0           0
   Retained Earnings                                5,952        (806)                  7         5,153         799 [1]   5,952
                                                ----------   ----------            ----------  ---------   ---------    --------

      Total Common Equity                           9,502         794                  14        10,310        (808)      9,502
                                                ----------   ----------            ----------  ---------   ---------    --------

Minority Interest                                       0           0                   0             0           0           0
                                                ----------  ----------              ---------  ---------   ---------    --------

Preferred Stock of Subsidiary                           0           0                   0             0           0           0
                                                ----------  ----------             ----------  ---------   ---------    --------

 Long-Term Debt (less current maturities
  & sinking fund requirements)                          0           0                   0             0           0           0
                                                ----------  ----------             ----------  ---------   ---------    --------

Current Liabilities:
   Notes Payable - Banks                                0           0                   0             0           0           0
   Notes Payable - Affiliate                          195           0                   0           195           0         195
   Current Maturities of Long-Term Debt                 0           0                   0             0           0           0
   Notes Payable - Associated Companies             9,100           0                   0         9,100           0       9,100
   Accounts Payable                                33,685           0                   0        33,685           0      33,685
   Accounts Payable to Associated Companies           560           1                   0           561           0         561
   Customer Deposits                                    0           0                   0             0           0           0
   Accumulated Deferred Income Taxes                  549          13                   0           562           0         562
   Taxes Accrued                                    3,008         170                   5         3,183           0       3,183
   Environmental Remediation Costs                      0           0                   0             0           0           0
   Interest Accrued                                     0           0                   0             0           0           0
   Derivatives - Energy Related Liabilities         8,046           0                   0         8,046           0       8,046
   Derivatives - Other                                  0           0                   0             0           0           0
   Other Current Liabilities                          117           0                   0           117           0         117
                                                  ----------  ----------           ----------  ---------   ---------    --------

      Total Current Liabilities                    55,260         184                   5        55,449           0      55,449
                                                 ----------  ----------            ----------  ---------   ---------    --------

Deferred Credits and Other Noncurrent Liabilities:
   Pension and Other Postretirement Benefits            0           0                   0             0           0           0
   Accumulated Deferred Income Taxes - Net            193          (5)                  0           188           0         188
   Investment Tax Credits                               0           0                   0             0           0           0
   Environmental Remediation Costs                      0           0                   0             0           0           0
   Derivatives - Energy Related Liabilities         1,498           0                   0         1,498           0       1,498
   Derivatives - Other                                  0           0                   0             0           0           0
   Regulatory Liabilities                               0           0                   0             0           0           0
   Other                                                0           0                   0             0           0           0
                                                 ----------   ----------         ----------   ---------     ---------    --------

     Total Def. Credits and Other
      Noncurrent liabilities                        1,691          (5)                  0         1,686           0       1,686
                                                 ----------   ----------         ----------   ---------     ---------    --------

           Total Capitalization and Liabilities   $66,453        $973                 $19       $67,445       ($808)    $66,637
                                                 ==========   ==========         ==========    =========   =========     ========

                                      -19-


                   SOUTH JERSEY ENERGY COMPANY
            CONSOLIDATING ELIMINATIONS AND ADJUSTMENTS
                     AS OF DECEMBER 31, 2004
                          (In Thousands)




 [1]   Common Stock-Subsidiary                                $1
       Premium on Common Stock                             1,606

            Retained Earnings                                         $799
            Investment in Subsidiary                                   808

       To eliminate South Jersey Energy Company, Inc. investment in subsidiary which is maintained on the equity method of accounting.

                                      -20-

                                MARINA ENERGY LLC
                        CONSOLIDATING STATEMENT OF INCOME
                  FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2004
                                 (In Thousands)


                                                                                               Eliminations
                                               Marina           AC Landfill                         &          Consolidated
                                             Energy LLC        Energy LLC         Total        Adjustments        Total
                                            --------------    -------------    ------------    ------------    ------------

Operating Revenues:
  Utility                                              $0               $0              $0              $0              $0
  Nonutility                                       20,865                0          20,865               0          20,865
                                            --------------    -------------    ------------    ------------    ------------

      Total Operating Revenues                     20,865                0          20,865               0          20,865
                                            --------------    -------------    ------------    ------------    ------------

Operating Expenses:
  Cost of Sales - Utility                               0                0               0               0               0
  Cost of Sales - Nonutility                        8,811                0           8,811               0           8,811
  Operations                                        4,619                0           4,619               0           4,619
  Maintenance                                           0                0               0               0               0
  Depreciation                                      1,680                0           1,680               0           1,680
  Energy and Other Taxes                                0                0               0               0               0
                                            --------------    -------------    ------------    ------------    ------------

      Total Operating Expenses                     15,110                0          15,110               0          15,110
                                            --------------    -------------    ------------    ------------    ------------

Operating Income                                    5,755                0           5,755               0           5,755
                                            --------------    -------------    ------------    ------------    ------------

Other Income and Expense:
  Dividends from Subsidiaries                           0                0               0               0               0
  Equity in Undistributed Earnings of Subs              0                0               0               0               0
  Other                                               599                0             599               0             599
                                            --------------    -------------    ------------    ------------    ------------

      Total Other Income and Expense                  599                0             599               0             599
                                            --------------    -------------    ------------    ------------    ------------

Interest Charges                                    2,404                0           2,404               0           2,404
                                            --------------    -------------    ------------    ------------    ------------

Income Before Income Taxes                          3,950                0           3,950               0           3,950
                                            --------------    -------------    ------------    ------------    ------------

Income Taxes
  Current Federal and State Income Taxes              239                0             239               0             239
  Deferred Federal and State Income Taxes           1,157                0           1,157               0           1,157
                                            --------------    -------------    ------------    ------------    ------------

      Total Income Taxes                            1,396                0           1,396               0           1,396

Equity in Affiliated Companies                          0                0               0               0               0
                                             --------------    -------------    ------------    ------------    ------------

Income from Continuing Operations                   2,554                0           2,554               0           2,554
                                            --------------    -------------    ------------    ------------    ------------

Equity in Undistributed Earnings of
 Discontinued Subsidiaries                              0                0               0               0               0
Discontinued Operations - Net                           0                0               0               0               0
Cumulative Effect of Accounting Change - Net            0                0               0               0               0
                                           --------------    -------------    ------------    ------------    ------------

      Net Income Applicable to Common Stock        $2,554               $0          $2,554              $0          $2,554
                                            ==============    =============    ============    ============    ============

                                      -21-

                                MARINA ENERGY LLC
                  CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                  FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2004
                                 (In Thousands)

                                                                                              Eliminations
                                               Marina          AC Landfill                         &          Consolidated
                                             Energy LLC        Energy LLC         Total        Adjustments        Total
                                            --------------    -------------    ------------    ------------    ------------

Retained Earnings - Beginning                      $1,428               $0          $1,428              $0          $1,428

Net Income Applicable to Common Stock               2,554                0               0               0               0
                                            --------------    -------------    ------------    ------------    ------------

                                                    3,982                0           1,428               0           1,428

Dividends Declared - Common Stock                       0                0               0               0               0
                                            --------------    -------------    ------------    ------------    ------------

Retained Earnings - Ending                         $3,982               $0          $1,428              $0          $1,428
                                            ==============    =============    ============    ============    ============

                                      -22-


                                MARINA ENERGY LLC
                           CONSOLIDATING BALANCE SHEET
                             AS OF DECEMBER 31, 2004
                                 (In Thousands)


                                                                                     Eliminations
                                                Marina     AC Landfill                   &         Consolidated
                                               Energy LLC   Energy LLC    Total      Adjustments      Total
                                              -----------  -----------  ----------  ------------   ------------


Assets

Property, Plant and Equipment:
  Utility Plant, at original cost                     $0           $0          $0            $0             $0
    Accumulated Depreciation and Amortization          0            0           0             0              0
  Nonutility Property and Equipment, at cost      66,023        2,106      68,129             0         68,129
    Accumulated Depreciation                      (2,556)           0      (2,556)            0         (2,556)
                                              -----------  -----------  ----------  ------------   ------------

      Property, Plant and Equipment - Net         63,467        2,106      65,573             0         65,573
                                              -----------  -----------  ----------  ------------   ------------

Investments:
  Investments in Subsidiaries                        236            0         236          (236)[1]          0
  Available-for-Sale Securities                        0            0           0             0              0
  Restricted                                           0          553         553             0            553
  Investment in Affiliates                             0            0           0             0              0
                                              -----------  -----------  ----------  ------------   ------------

      Total Investments                              236          553         789          (236)           553
                                              -----------  -----------  ----------  ------------   ------------

Current Assets:
  Cash and Cash Equivalents                          474           36         510             0            510
  Notes Receivable - Associated Companies              0            0           0             0              0
  Accounts Receivable                              2,660            0       2,660             0          2,660
  Unbilled Revenues                                    0            0           0             0              0
  Provision for Uncollectibles                         0            0           0             0              0
  Accounts Receivable - Associated Companies           0            0           0             0              0
  Natural Gas in Storage, Average Cost                 0            0           0             0              0
  Materials and Supplies, Average Cost               332            0         332             0            332
  Assets of Discontinued Businesses Held for
   Disposal                                            0            0           0             0              0
  Accumulated Deferred Income Taxes                    0            2           2             0              2
  Derivatives - Energy Related Assets                  0            0           0             0              0
  Derivatives - Other                                  0            0           0             0              0
  Prepaid Taxes                                        0            0           0             0              0
  Other Prepayments and Current Assets             1,490           18       1,508             0          1,508
                                              -----------  -----------  ----------  ------------   ------------

       Total Current Assets                        4,956           56       5,012             0          5,012
                                              -----------  -----------  ----------  ------------   ------------

Regulatory and Other Noncurrent Assets:
  Regulatory Assets                                    0            0           0             0              0
  Accumulated Deferred Income Taxes                  767            0         767             0            767
  Prepaid Pension                                      0            0           0             0              0
  Derivatives - Energy Related Assets                  0            0           0             0              0
  Derivatives - Other                                  0            0           0             0              0
  Unamortized Debt Discount and Expense              872           65         937             0            937
  Contract Receivables                             9,052            0       9,052             0          9,052
  Other                                            3,251          239       3,490             0          3,490
                                              -----------  -----------  ----------  ------------   ------------

       Total Regulatory and Other
        Noncurrent Assets                         13,942          304      14,246             0         14,246
                                             -----------  -----------  ----------  ------------   ------------

             Total Assets                        $82,601       $3,019     $85,620         ($236)       $85,384
                                              ===========  ===========  ==========  ============   ============

                                      -23-




                                            MARINA ENERGY LLC
                                       CONSOLIDATING BALANCE SHEET
                                         AS OF DECEMBER 31, 2004
                                             (In Thousands)



                                                                                   Eliminations
                                                Marina     AC Landfill                   &         Consolidated
                                               Energy LLC   Energy LLC    Total      Adjustments      Total
                                              -----------  -----------  ----------  ------------   ------------

Capitalization and Liabilities

Common Equity:
   Common Stock Marina
    No Par Value
    Authorized - 0 shares
    Outstanding - 0 shares                            $0           $0          $0            $0             $0
   Common Stock - Subsidiaries                         0            0           0             0              0
   Premium on Common Stock                        12,500          236      12,736          (236)[1]     12,500
   Capital Stock Expense                               0            0           0             0              0
   Accumulated Other Comprehensive Loss             (897)           0        (897)            0           (897)
   Retained Earnings                               3,982            0       3,982             0          3,982
                                              -----------  -----------  ----------  ------------   ------------

      Total Common Equity                         15,585          236      15,821          (236)        15,585
                                              -----------  -----------  ----------  ------------   ------------

Minority Interest                                      0          227         227             0            227
                                              -----------  -----------  ----------  ------------   ------------

Preferred Stock of Subsidiary                          0            0           0             0              0
                                             -----------  -----------  ----------  ------------   ------------

 Long-Term Debt (less current maturities
  & sinking fund requirements)                    45,000        1,906      46,906             0         46,906
                                              -----------  -----------  ----------  ------------   ------------

Current Liabilities:
   Notes Payable - Banks                               0           75           0             0              0
   Notes Payable - Affiliate                           0            0           0             0              0
   Current Maturities of Long-Term Debt                0            0          75             0             75
   Notes Payable - Associated Companies            9,377            0       9,377             0          9,377
   Accounts Payable                                1,673          573       2,246             0          2,246
   Accounts Payable to Associated Companies          962            0         962             0            962
   Customer Deposits                                   0            0           0             0              0
   Accumulated Deferred Income Taxes                   0            0           0             0              0
   Taxes Accrued                                      65         (126)        (61)            0            (61)
   Environmental Remediation Costs                     0            0           0             0              0
   Interest Accrued                                  199            0         199             0            199
   Derivatives - Energy Related Liabilities            0            0           0             0              0
   Derivatives - Other                                 0            0           0             0              0
   Other Current Liabilities                          79            0          79             0             79
                                             -----------  -----------  ----------  ------------   ------------

      Total Current Liabilities                   12,355          522      12,877             0         12,877
                                             -----------  -----------  ----------  ------------   ------------

Deferred Credits and Other Noncurrent Liabilities:
   Pension and Other Postretirement Benefits           0            0           0             0              0
   Accumulated Deferred Income Taxes - Net         6,990          128       7,118             0          7,118
   Investment Tax Credits                              0            0           0             0              0
   Environmental Remediation Costs                     0            0           0             0              0
   Derivatives - Energy Related Liabilities            0            0           0             0              0
   Derivatives - Other                             1,516            0       1,516             0          1,516
   Regulatory Liabilities                              0            0           0             0              0
   Other                                           1,155            0       1,155             0          1,155
                                             -----------  -----------  ----------  ------------   ------------

     Total Def. Credits and Other
      Noncurrent Liabi1ities                       9,661          128       9,789             0          9,789
                                             -----------  -----------  ----------  ------------   ------------

           Total Capitalization and
             Liabilities                         $82,601       $3,019     $85,620         ($236)       $85,384
                                             ===========  ===========  ==========  ============   ============

                                      -24-


                                            MARINA ENERGY LLC
                               CONSOLIDATING ELIMINATIONS AND ADJUSTMENTS
                                         AS OF DECEMBER 31, 2004
                                             (In Thousands)




 [1]   Premium on Common Stock                                  $236

            Investment in Subsidiary                                      $236

       To eliminate Marina Energy LLC's investment in subsidiary which is maintained on the equity method of accounting.

                                      -25-




                             ENERGY & MINERALS, INC.
                        CONSOLIDATING STATEMENT OF INCOME
                  FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2004
                                 (In Thousands)


                                                                                                      Eliminations
                                                         Energy &     South Jersey Fuel                    &          Consolidated
                                                      Minerals, Inc   Company, Inc.       Total        Adjustments       Total
                                                      ------------    --------------    -----------    -----------    ------------


Operating Revenues:
  Utility                                                      $0                $0             $0             $0              $0
  Nonutility                                                    0                 0              0              0               0
                                                      ------------    --------------    -----------    -----------    ------------

      Total Operating Revenues                                  0                 0              0              0               0
                                                      ------------    --------------    -----------    -----------    ------------

Operating Expenses:
  Cost of Sales - Utility                                       0                 0              0              0               0
  Cost of Sales - Nonutility                                    0                 0              0              0               0
  Operations                                                   48                 0             48              0              48
  Maintenance                                                   0                 0              0              0               0
  Depreciation                                                  0                 0              0              0               0
  Energy and Other Taxes                                        0                 0              0              0               0
                                                      ------------    --------------    -----------    -----------    ------------

      Total Operating Expenses                                 48                 0             48              0              48
                                                      ------------    --------------    -----------    -----------    ------------

Operating Loss                                                (48)                0            (48)             0             (48)
                                                      ------------    --------------    -----------    -----------    ------------

Other Income and Expense:
  Dividends from Subsidiaries                                   0                 0              0              0               0
  Equity in Undistributed Earnings of Subs                      0                 0              0              0               0
  Other                                                        73                 0             73              0              73
                                                      ------------    --------------    -----------    -----------    ------------

      Total Other Income and Expense                           73                 0             73              0              73
                                                     ------------    --------------    -----------    -----------    ------------

Interest Charges                                                0                 0              0              0               0
                                                      ------------    --------------    -----------    -----------    ------------

Income Before Income Taxes                                     25                 0             25              0              25
                                                      ------------    --------------    -----------    -----------    ------------

Income Taxes
  Current Federal and State Income Taxes                      (17)                0            (17)             0             (17)
  Deferred Federal and State Income Taxes                      26                 0             26              0              26
                                                      ------------    --------------    -----------    -----------    ------------

      Total Income Taxes                                        9                 0              9              0               9

Equity in Affiliated Companies                                  0                 0              0              0               0
                                                      ------------    --------------    -----------    -----------    ------------

Income from Continuing Operations                              16                 0             16              0              16
                                                      ------------    --------------    -----------    -----------    ------------

Equity in Undistributed Earnings of
 Discontinued Subsidiaries                                   (119)                0           (119)           119 [A]           0
Discontinued Operations - Net                                (561)             (119)          (680)             0            (680)
Cumulative Effect of Accounting Change - Net                    0                 0              0              0               0
                                                      ------------    --------------    -----------    -----------    ------------

      Net Loss Applicable to Common Stock                   ($664)            ($119)         ($783)          $119           ($664)
                                                     ============    ==============    ===========    ===========    ============

                                      -26-


                             ENERGY & MINERALS, INC.
                  CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                  FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2004
                                 (In Thousands)


                                                                                                       Eliminations
                                                       Energy &       South Jersey Fuel                    &          Consolidated
                                                      Minerals, Inc.  Company, Inc.       Total        Adjustments       Total
                                                       ------------    --------------    -----------    -----------    ------------

Retained Earnings - Beginning                            ($14,302)          ($1,811)      ($16,113)        $1,811 [B]    ($14,302)

Net Loss Applicable to Common Stock                          (664)             (119)          (783)           119 [A]        (664)
                                                      ------------    --------------    -----------    -----------    ------------

                                                          (14,966)           (1,930)       (16,896)         1,930         (14,966)

Dividends Declared - Common Stock                               0                 0              0              0               0
                                                      ------------    --------------    -----------    -----------    ------------

Retained Earnings - Ending                               ($14,966)          ($1,930)      ($16,896)        $1,930        ($14,966)
                                                      ============    ==============    ===========    ===========    ============

                                      -27-



                             ENERGY & MINERALS, INC.
                   CONSOLIDATING ELIMINATIONS AND ADJUSTMENTS
                    STATEMENT OF INCOME AND RETAINED EARNINGS
                  FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2004
                                 (In Thousands)


   [A]  Equity in Undistributed Earnings                    $119
           of Subsidiary

             Investment in Subsidiary                                      $119

        To eliminate equity in undistributed
        earnings recorded by Energy & Minerals, Inc.

   [B]  Retained Earnings - 1/1/2004                       1,811

             Investment in Subsidiaries                                   1,811

        To eliminate retained earnings of
        subsidiary at 1/1/2004 previously recorded by Energy & Minerals, Inc. under the equity method of accounting.

                                      -28-




                             ENERGY & MINERALS, INC.
                           CONSOLIDATING BALANCE SHEET
                             AS OF DECEMBER 31, 2004
                                 (In Thousands)


                                                                  South Jersey            Eliminations
                                                      Energy &    Fuel Company                &           Consolidated
                                                   Minerals, Inc.    Inc.       Total      Adjustments       Total
                                                     ----------   ----------   --------     ---------       ---------


Assets

Property, Plant and Equipment:
  Utility Plant, at original cost                           $0          $0          $0            $0             $0
    Accumulated Depreciation and Amortization                0           0           0             0              0
  Nonutility Property and Equipment, at cost               859           0         859             0            859
    Accumulated Depreciation                              (787)          0        (787)            0           (787)
                                                     ----------  ----------   ---------     ---------      ---------

      Property, Plant and Equipment - Net                   72           0          72             0             72
                                                     ----------  ----------   ---------     ---------      ---------

Investments:
  Investments in Subsidiaries                             (872)          0        (872)          872 [1]          0
  Available-for-Sale Securities                              0           0           0             0              0
  Restricted                                                 0           0           0             0              0
  Investment in Affiliates                                   0           0           0             0              0
                                                     ----------  ----------   ---------     ---------      ---------

      Total Investments                                   (872)          0        (872)          872              0
                                                     ----------  ----------   ---------     ---------      ---------

Current Assets:
  Cash and Cash Equivalents                                 26          10          36             0             36
  Notes Receivable - Associated Companies                3,320           0       3,320             0          3,320
  Notes Receivable - Affiliate                               0           0           0             0              0
  Accounts Receivable                                        0           0           0             0              0
  Unbilled Revenues                                          0           0           0             0              0
  Provision for Uncollectibles                               0           0           0             0              0
  Accounts Receivable - Associated Companies                 8           0           8             0              8
  Natural Gas in Storage, Average Cost                       0           0           0             0              0
  Materials and Supplies, Average Cost                       0           0           0             0              0
  Assets of Discontinued Businesses Held for Disposal        0         402         402             0            402
  Accumulated Deferred Income Taxes                          1           0           1             0              1
  Derivatives - Energy Related Assets                        0           0           0             0              0
  Derivatives - Other                                        0           0           0             0              0
  Prepaid Taxes                                              0           0           0             0              0
  Other Prepayments and Current Assets                       4           1           5             0              5
                                                     ----------  ----------   ---------    ---------      ---------

       Total Current Assets                              3,359         413       3,772             0          3,772
                                                     ----------  ----------   ---------     ---------      ---------

Regulatory and Other Noncurrent Assets:
  Regulatory Assets                                          0           0           0             0              0
  Accumulated Deferred Income Taxes                      1,679         465       2,144             0          2,144
  Prepaid Pension                                            0           0           0             0              0
  Derivatives - Energy Related Assets                        0           0           0             0              0
  Derivatives - Other                                        0           0           0             0              0
  Unamortized Debt Discount and Expense                      0           0           0             0              0
  Contract Receivables                                       0           0           0             0              0
  Other                                                     13           0          13             0             13
                                                     ----------  ----------   ---------     ---------      ---------

       Total Regulatory and Other Noncurrent Assets      1,692         465       2,157             0          2,157
                                                     ----------  ----------   ---------     ---------      ---------

             Total Assets                               $4,251        $878      $5,129          $872         $6,001
                                                     ==========  ==========   =========     =========      =========

                                      -29-



                                           ENERGY & MINERALS, INC.
                                         CONSOLIDATING BALANCE SHEET
                                           AS OF DECEMBER 31, 2004
                                               (In Thousands)



                                                                   South Jersey            Eliminations
                                                      Energy &     Fuel Company                 &          Consolidated
                                                    Minerals, Inc.    Inc.        Total     Adjustments       Total
                                                     ----------    ----------   ---------    ---------       ---------

Capitalization and Liabilities

Common Equity:
   Common Stock EMI
    No Par Value
    Authorized - 500,000 shares
    Outstanding - 98,341 share                         $13,283          $0     $13,283            $0        $13,283
   Common Stock - Subsidiaries                               0           0           0             0              0
   Premium on Common Stock                               1,584       1,058       2,642        (1,058)[1]      1,584
   Capital Stock Expense                                     0           0           0             0              0
   Accumulated Other Comprehensive (Loss) Income             0           0           0             0              0
   Retained Earnings                                   (14,966)     (1,930)    (16,896)        1,930 [1]    (14,966)
                                                     ----------  ----------   ---------     ---------      ---------

      Total Common Equity                                  (99)       (872)       (971)          872            (99)
                                                     ----------  ----------   ---------     ---------      ---------

Minority Interest

Preferred Stock of Subsidiary                                0           0           0             0              0
                                                     ----------  ----------   ---------     ---------      ---------

 Long-Term Debt (less current maturities
  & sinking fund requirements)                               0           0           0             0              0
                                                     ----------  ----------   ---------     ---------      ---------

Current Liabilities:
   Notes Payable - Banks                                     0           0           0             0              0
   Notes Payable - Affiliate                                 0           0           0             0              0
   Current Maturities of Long-Term Debt                      0           0           0             0              0
   Notes Payable - Associated Companies                      0         511         511             0            511
   Accounts Payable                                          3          27          30             0             30
   Accounts Payable to Associated Companies                 24           2          26             0             26
   Customer Deposits                                         0           0           0             0              0
   Accumulated Deferred Income Taxes                        (6)          0          (6)            0             (6)
   Taxes Accrued                                           164         (40)        124             0            124
   Environmental Remediation Costs                          39         238         277             0            277
   Interest Accrued                                          0           0           0             0              0
   Derivatives - Energy Related Liabilities                  0           0           0             0              0
   Derivatives - Other                                       0           0           0             0              0
   Other Current Liabilities                                 6          17          23             0             23
                                                     ----------  ----------   ---------     ---------      ---------

      Total Current Liabilities                            230         755         985             0            985
                                                     ----------  ----------   ---------     ---------      ---------

Deferred Credits and Other Noncurrent Liabilities:
   Pension and Other Postretirement Benefits                 0           0           0             0              0
   Accumulated Deferred Income Taxes - Net                 395          49         444             0            444
   Investment Tax Credits                                    0           0           0             0              0
   Environmental Remediation Costs                       2,708         946       3,654             0          3,654
   Derivatives - Energy Related Liabilities                  0           0           0             0              0
   Derivatives - Other                                       0           0           0             0              0
   Regulatory Liabilities                                    0           0           0             0              0
   Other                                                 1,017           0       1,017             0          1,017
                                                     ----------  ----------   ---------     ---------      ---------

     Total Def. Credits and Other
      Noncurrent Liabilities                             4,120         995       5,115             0          5,115
                                                     ----------  ----------   ---------     ---------      ---------

           Total Capitalization and Liabilities         $4,251        $878      $5,129          $872         $6,001
                                                     ==========  ==========   =========     =========      =========

                                      -30-

                            ENERGY & MINERALS, INC.
                  CONSOLIDATING ELIMINATIONS AND ADJUSTMENTS
                            AS OF DECEMBER 31, 2004
                                (In Thousands)




    [1]   Premium on Common Stock                            $1,058
          Investment in Subsidiary                              872

               Retained Earnings                                        $1,930

          To eliminate Energy & Minerals, Inc. investment in subsidiary which is maintained on the equity method of accounting.

                                      -31-

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

CONSOLIDATION -- The consolidated financial statements include the accounts of South Jersey Industries, Inc. (SJI), its wholly owned subsidiaries and a subsidiary in which we have a controlling interest. We eliminated all significant intercompany accounts and transactions.

RESTATEMENT -- Subsequent to the issuance of the consolidated financial statements for the year December 31, 2003, SJI determined that its prepaid pension asset of $19,690,000 classified as a current asset should have been classified as a noncurrent asset. As a result, the December 31, 2003 consolidated balance sheet was restated to reclassify the $19,690,000 from current assets to noncurrent assets. This restatement had no impact on total assets, common equity, the statements of consolidated income, or the statements of consolidated cash flows.

EQUITY INVESTMENTS -- We classify equity investments purchased as long-term investments as Available-for-Sale Securities on our consolidated balance sheets and carry them at their fair value with any unrealized gains or losses included in Accumulated Other Comprehensive Income. SJI, either directly or through its wholly owned subsidiaries, currently holds a 50% non-controlling interest in two affiliated companies and accounts for the investments under the equity method. We include the operations of these affiliated companies on a pre-tax basis in the statements of consolidated income under Equity in Affiliated Companies (See
Note 3).

ESTIMATES AND ASSUMPTIONS -- We prepare our financial statements to conform with generally accepted accounting principles. Management makes estimates and assumptions that affect the amounts reported in the financial statements and related disclosures. Therefore, actual results could differ from those estimates. Significant estimates include amounts related to regulatory accounting, energy derivatives, environmental remediation costs, pension and other postretirement benefit costs, and revenue recognition.

REGULATION -- South Jersey Gas Company (SJG) is subject to the rules and regulations of the New Jersey Board of Public Utilities (BPU). We maintain our accounts according to the BPU's prescribed Uniform System of Accounts (See Note
9). SJG follows the accounting for regulated enterprises prescribed by the Financial Accounting Standards Board (FASB) Statement No. 71, "Accounting for the Effects of Certain Types of Regulation." In general, Statement No. 71 allows deferral of certain costs and creation of certain obligations when it is probable that these items will be recovered from or refunded to customers in future periods.

REVENUES -- Gas and electric revenues are recognized in the period the commodity is delivered and customers are billed monthly. For SJG and SJE retail customers not billed at the end of each month, we record an estimate to recognize unbilled revenues for gas and electricity delivered from the date of the last meter reading to the end of the month.

We defer and recognize revenues related to South Jersey Energy Service Plus, LLC (SJESP) appliance service contracts seasonally over the full 12-month term of the contract.

Marina Energy LLC (Marina) recognizes revenue on a monthly basis as services are provided and for on-site energy production that is delivered to its customers.

                                      -32-

The BPU allows SJG to recover gas costs through the Basic Gas Supply Service
(BGSS) clause. We collect these costs on a forecasted basis upon BPU order. SJG defers over/under-recoveries of gas costs and includes them in the following year's BGSS or other similar recovery mechanism. We pay interest on overcollected BGSS balances at the rate of return on rate base utilized by the BPU to set rates in its last base rate proceeding (See Note 9).

SJG's tariff also includes a Temperature Adjustment Clause (TAC), a Remediation Adjustment Clause (RAC), a New Jersey Clean Energy Program (NJCEP) and a Universal Service Fund (USF) program. Our TAC reduces the impact of temperature fluctuations on SJG and its customers. The RAC recovers environmental remediation costs of former gas manufacturing plants and the NJCEP recovers costs associated with our energy efficiency and renewable energy programs. The USF is a statewide customer assistance program that utilizes utilities as a collection agent. TAC adjustments affect revenue, income and cash flows since colder-than-normal weather can generate credits to customers, while warmer-than-normal weather can result in additional billings. RAC adjustments do not directly affect earnings because we defer and recover related costs through rates over 7-year amortization periods (See Notes 9 & 13). NJCEP and USF adjustments are also deferred and do not affect earnings, as related costs and customer credits are recovered through rates on an ongoing basis (See Note 9).

ACCOUNTS RECEIVABLE AND PROVISION FOR UNCOLLECTIBLE ACCOUNTS -- Accounts receivable are carried at the amount owed by customers. A provision for uncollectible accounts was established based on our collection experience and an assessment of the collectibility of specific accounts.

PROPERTY, PLANT AND EQUIPMENT -- For regulatory purposes, utility plant is stated at original cost, which may be different than SJG's cost if the assets were acquired from another regulated entity. Nonutility plant is stated at cost. The cost of adding, replacing and renewing property is charged to the appropriate plant account.

DEPRECIATION -- We depreciate utility plant on a straight-line basis over the estimated remaining lives of the various property classes. These estimates are periodically reviewed and adjusted as required after BPU approval. The composite annual rate for all depreciable utility property was approximately 2.9% in both 2003 and 2002. As a result of SJG's recent rate case settlement, its composite depreciation rate was reduced from 2.9 to 2.4% effective July 8, 2004 (See Note
9). Except for extraordinary retirements, accumulated depreciation is charged with the cost of depreciable utility property retired less salvage (See Asset Retirement Costs). Nonutility property depreciation is computed on a straight-line basis over the estimated useful lives of the property, ranging up to 50 years. Gain or loss on the disposition of nonutility property is recognized in net income.

CAPITALIZED INTEREST -- SJG capitalizes interest on construction at the rate of return on rate base utilized by the BPU to set rates in its last base rate

                                      -32-

proceeding (See Note 9). SJG capitalized interest of $0.7 million in 2004, $0.6 million in 2003 and $0.4 million in 2002. Marina also capitalized interest during the construction of its thermal energy facility based on the actual cost of borrowed funds. Marina capitalized interest of $1.8 million in 2003 and $1.6 million in 2002. Marina did not capitalize any interest during 2004. SJG's amounts are included in Utility Plant and Marina's amounts are included in Nonutility Property and Equipment on the consolidated balance sheets. All capitalized interest is reflected on the statements of consolidated income as a reduction of Interest Charges.

IMPAIRMENT OF LONG-LIVED ASSETS -- We review the carrying amount of an asset for possible impairment whenever events or changes in circumstances indicate that such amount may not be recoverable. For the years ended 2004, 2003 and 2002, we did not identify any significant impairments.

ENERGY TRADING ACTIVITIES AND DERIVATIVE INSTRUMENTS -- Certain SJI subsidiaries are involved in buying, selling, transporting and storing natural gas and buying and selling of retail electricity for their own accounts as well as managing these activities for others. These subsidiaries are subject to market risk due to price fluctuations. To manage this risk, our companies enter into a variety of physical and financial transactions including forward contracts, swap agreements, option contracts and futures contracts.

SJI structured its subsidiaries so that SJG and SJE transact commodities on a physical basis and typically do not directly enter into positions that financially settle. SJRG performs this risk management function for these entities and enters into the types of financial transactions noted above. As part of its gas purchasing strategy, SJG occasionally uses financial contracts to hedge against forward price risk. The costs of these short-term contracts are recoverable through SJG's BGSS, subject to BPU approval. As of December 31, 2004 and 2003, SJG had $0.5 million and $(1.8) million of cost (cost reductions), respectively, included in its BGSS related to these short-term contracts (See Regulatory Assets & Regulatory Liabilities). Management takes an active role in the risk management process and has developed policies and procedures that require specific administrative and business functions to assist in identifying, assessing and controlling various risks. Management reviews any open positions in accordance with strict policies to limit exposure to market risk.

SJI accounts for derivative instruments in accordance with FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. We record all derivatives, whether designated in hedging relationships or not, on the consolidated balance sheets at fair value unless the derivative contracts qualify for the normal purchase and sale exemption. If the derivative is designated as a fair value hedge, we recognize the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk in earnings. We currently have no fair value hedges. If the derivative is designated as a cash flow hedge, we record the effective portion of the hedge in Accumulated Other Comprehensive Income and recognize it in the income statement when the hedged item affects earnings. We recognize ineffective portions of the cash flow hedges immediately in earnings. For the years ended December 31, 2004, 2003 and 2002, the ineffective portions of the derivatives designated as cash flow hedges were not material. We formally document all relationships between hedging instruments and hedged items, as well as our risk management objectives, strategies for undertaking various hedge transactions and our methods for assessing and testing correlation and hedge ineffectiveness. All hedging instruments are linked to the hedged asset, liability, firm commitment or forecasted transaction. We also assess whether these derivatives are highly effective in offsetting changes in cash flows or fair values of the hedged items. We discontinue hedge accounting prospectively if we decide to discontinue the hedging relationship; determine that the anticipated transaction is no longer likely to occur; or if we determine that a derivative is no longer highly effective as a hedge. In the event that hedge accounting is discontinued, we will continue to carry the derivative on the balance sheet at its current fair value and recognize subsequent changes in fair value in current period earnings. Unrealized gains and losses on the discontinued hedges that were previously included in Accumulated Other Comprehensive Income will be reclassified into earnings. During 2004, $0.7 million of unrealized gain on derivatives previously designated as cash flow hedges was reclassified into Operating Revenues - Nonutility because we determined that the anticipated hedged transaction was no longer likely to occur. As permitted under Statement No. 133, SJI has elected to designate certain energy-related derivative instruments as cash flow hedges which protect against the price variability of our forecasted sales and purchases of natural gas. Based on the amount recorded in Accumulated Other Comprehensive Income at December 31, 2004, we expect $6.4 million to be recorded as an increase in revenues in 2005. As of December 31, 2004, hedges for future forecasted transactions exist into 2006.

SJRG manages its portfolio of purchases and sales, as well as natural gas in storage, using a variety of instruments that include forward contracts, swap agreements, option contracts and futures contracts. SJI measures the fair value of the contracts and records these as Derivatives -- Energy Related Assets or Derivatives -- Energy Related Liabilities on our consolidated balance sheets. For those derivatives not designated as hedges, we recorded the net unrealized pre-tax (loss) gain of $(1.0) million, $2.3 million and $(0.5) million in earnings during the years ended December 31, 2004, 2003 and 2002, respectively, which are included with realized gains and losses in Operating Revenues -- Nonutility.

SJI presents revenues and expenses related to its trading derivatives on a net basis in Operating Revenues -- Nonutility in our consolidated statements of income consistent with Emerging Issues Task Force (EITF) Issue No. 02-03, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities." There is no effect on operating income or net income from the above presentation.

On October 25, 2002, the EITF reached a consensus on Issue No. 02-03 that rescinded EITF Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities", and changed the accounting for certain energy contracts effective for transactions entered into after that date, with a cumulative effect adjustment for previously existing transactions to be recognized in the quarter beginning January 1, 2003. As a result of EITF Issue No. 02-03, SJI only marks-to-market those energy-related contracts that meet the definition of a derivative in Statement No. 133. Energy-related contracts that do not meet the definition of a derivative are accounted for using the accrual basis of accounting. The effect of this change in accounting resulted in the net charge of $426,338 shown as a Cumulative Effect of a Change in Accounting Principle -- Net in 2003.

In November 2001, we entered into two interest rate swap contracts. The first swap effectively provides us with a fixed interest rate of 4.08% on Marina's tax-exempt Series A variable rate bonds for a 10-year period. The second swap effectively fixed the interest rate of Marina's taxable Series B variable rate bonds at 4.55% for a 6-year period. The notional amount of this second swap decreases by $3.0 million per year beginning in December 2005.

In January 2002, Marina issued an additional $10.0 million of taxable Series B variable rate bonds through the New Jersey Economic Development Authority. In April 2002, we entered into an interest rate swap contract that effectively fixed the interest rate on these bonds at 4.62% for a 4-year period. The notional amount of this swap decreased to $8.0 million in December 2003, then decreased to $3.9 million in December 2004, and terminates in December 2005.

In November 2004, we entered into two additional interest rate swap contracts against Marina's taxable Series B variable rate bonds for a 10-year period. The swaps effectively provide us with a fixed interest rate of 4.80% on $3.9 million and 4.78% on $8.0 million of the bonds, respectively.

Also in November 2004, we entered into a derivative transaction known as a "Treasury Lock" to hedge against the impact of possible interest rate increases on a $10.0 million, 30-year debt issuance by SJG planned for July 2005.

We entered into interest rate swap agreements to hedge the exposure to increasing rates with respect to our variable rate debt. The differential to be paid or received as a result of these swap agreements is accrued as interest rates change and is recognized as an adjustment to interest expense. We account for these interest rate swaps as cash flow hedges. At inception, and as of December 31, 2004 and 2003, the market value of these swaps was $(1.9) million and $(1.8) million, respectively, which represents the amount we would have to pay the counterparty to terminate these contracts as of those dates. We include these balances on the consolidated balance sheets under Derivatives -- Other. As of December 31, 2004 and 2003, we calculated the swaps to be highly effective; therefore, we record the changes in fair value of the swaps, net of taxes, in Accumulated Other Comprehensive Income.

We determined the fair value of derivative instruments by reference to quoted market prices of listed contracts, published quotations or quotations from independent parties.

STOCK COMPENSATION -- Prior to 2003, SJI valued stock options to employees using the intrinsic value method. Effective in 2003, SJI adopted the policy of accounting for this compensation using the fair value based method on a prospective basis. At this time, SJI has no stock options outstanding.

ASSET RETIREMENT COSTS -- In January 2003, SJI adopted FASB Statement No. 143, "Accounting for Asset Retirement Obligations," which establishes accounting and reporting standards for legal obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SJG has certain easements and right-of-way agreements that qualify as legal obligations under Statement No. 143. However, it is our intent to maintain these agreements in perpetuity; therefore, no change in SJG's current accounting practices is required related to these agreements.

SJG recovers certain asset retirement costs through rates charged to customers. As of December 31, 2004 and 2003, SJG had accrued amounts in excess of actual removal costs incurred totaling $47.3 million and $45.2 million, respectively, which in accordance with Statement No. 143, we recorded as Regulatory Liabilities on the consolidated balance sheets. The adoption of this statement did not materially affect SJI's financial condition or results of operations.

NEW ACCOUNTING PRONOUNCEMENTS -- In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure," which was effective for SJI's 2002 annual financial statements. Effective in 2003, SJI adopted the policy of accounting for this compensation using the fair value based method on a prospective basis. This method calls for expensing the estimated fair value of a stock option. The provisions of this statement currently have no impact on SJI's financial statements. In addition, the FASB issued a revision to Statement No. 123, "Accounting for Stock-Based Compensation" in December 2004. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. While this statement is not effective until reporting periods beginning after June 15, 2005, SJI has completed its assessment of Statement No. 123, as revised, and has determined that it does not have any impact on our accounting for share-based payments.

In December 2003, the FASB revised Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46R), which clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements." This interpretation provides guidance on the identification and consolidation of variable interest entities (VIEs), whereby consolidation is achieved through means other than through control. SJI has completed its assessment of FIN 46R and has determined that it does not have any VIEs.

Also in December 2003, the FASB revised Statement No. 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits." This statement revises employers' disclosures about pension and other post-retirement benefit plans, including new interim reporting requirements. SJI has complied with new disclosure requirements (See Note 10).

In November 2004, the FASB issued Statement No. 151, "Inventory Costs." This statement requires that abnormal amounts of idle facility expense, freight, handling costs and spoilage be charged to income as a current period expense rather than capitalized as inventory costs. The effective date of this statement is January 1, 2006; however, we do not expect it to impact SJI based on its current lines of business.

In December 2004, the FASB issued Statement No. 153, "Exchanges of Nonmonetary Assets, an amendment to APB Opinion No. 29, Accounting for Nonmonetary Transactions." This statement redefines the types of nonmonetary exchanges that require fair value measurement. Statement No. 153 is effective for nonmonetary transactions entered into on and after July 1, 2005. SJI is currently evaluating the effect of this standard, but we do not anticipate the adoption of this statement will materially affect SJI's consolidated financial statements.

INCOME TAXES -- Deferred income taxes are provided for all significant temporary differences between book and taxable basis of assets and liabilities (See Notes 5 & 6).

REGULATORY ASSETS & REGULATORY LIABILITIES -- Regulatory Assets at December 31, 2004 and 2003 consisted of the following items:

                                                  Years Remaining
                                                       as of              Thousands of Dollars
                                                  Dec. 31, 2004           2004            2003
                                                  -------------           --------------------


Environmental Remediation Costs:
     (Notes 9 & 13)
       Expended -- Net                                 Various         $    5,281      $    4,147
       Liability for Future Expenditures                 --                51,046          50,983
Income Taxes -- Flowthrough
     Depreciation (Note 6)                               7                  6,641           7,619
Postretirement Benefit Costs (Note 10)                   8                  3,024           3,402
Gross Receipts and Franchise Taxes (Note 6)              2                    924           1,367
Societal Benefit Charges (Note 9)                     Various               4,562           7,529
Other                                                    --                 1,157             733
                                                                       ---------------------------
     Total Regulatory Assets                                           $   72,635     $    75,780
                                                                       ===========================

Each item separately identified above is being recovered through utility rate charges. SJG is currently permitted to recover interest on its Environmental Remediation and Societal Benefit costs while the other assets are being recovered without a return on investment over the period indicated (See Note 9). Most of the assets reflected within the above caption "Other" are currently being recovered from ratepayers as approved by the BPU (See Note 9). Management believes that all deferred costs are probable of recovery from ratepayers through future utility rates.

Regulatory Liabilities at December 31, 2004 and 2003 consisted of the following items:
                                                 Thousands of Dollars
                                                2004              2003
                                                -------------------------

Deferred Gas Revenues -- Net                  $    12,334     $        90
Excess Plant Removal Costs                         47,345          45,241
Overcollected State Taxes                           3,871           4,353
Other                                                 286             286
                                                  -------        --------
     Total Regulatory Liabilities             $    63,836     $    49,970
                                              ===========     ===========

Deferred Gas Revenues - Net represent SJG's net overcollected gas costs and are monitored through SJG's BGSS mechanism. As of December 31, 2003, SJG carried an offsetting underrecovery of gas costs in the amount of $16.1 million representing the remaining balance of a $38.9 million underrecovery originating in 2001. We collected this 2001 underrecovery from customers over three years. We collected the remaining balance during 2004 (See previous discussion of Revenues and Note 9).

Derivatives used to hedge SJG's natural gas purchases are recoverable through its BGSS, subject to BPU approval. We record the offset to the change in fair value of these contracts as a Regulatory Asset or Regulatory Liability accordingly.

Excess Plant Removal Costs represent amounts accrued in excess of actual utility plant removal costs incurred to date (See Asset Retirement Costs). All other amounts are subject to being returned to ratepayers in future rate proceedings.

STATEMENTS OF CONSOLIDATED CASH FLOWS -- For purposes of reporting cash flows, highly liquid investments with original maturities of three months or less are considered cash equivalents.

RECLASSIFICATIONS -- SJI reclassified some previously reported amounts to conform with current year classifications. Such reclassifications include the move of $8.4 million and $6.8 million of certain operating expenses previously included in Utility Revenue to Cost of Sales - Utility and Operations Expense for 2003 and 2002, respectively. These amounts are considered immaterial to the overall presentation of SJI's consolidated financial statements.

2. PREFERRED STOCK:

REDEEMABLE CUMULATIVE PREFERRED STOCK -- Annually, SJG is required to offer to purchase 1,500 shares of its Cumulative Preferred Stock, Series B at par value, plus accrued dividends. SJG may not declare or pay dividends or make distributions on its common stock if preferred stock dividends are in arrears. Preferred shareholders may elect a majority of SJG's directors if four or more quarterly dividends are in arrears.

SJI has 2,500,000 authorized shares of Preference Stock, no par value, which has not been issued. SJI has authorized, registered and reserved for issuance 15,000 shares of Series A Junior Participating Cumulative Preferred Stock (Series A Preferred Stock) connected with its Shareholder Rights Plan (See Note 4).

3. DIVESTITURES AND AFFILIATIONS:

DIVESTITURES -- In 1996, Energy & Minerals, Inc. (EMI), an SJI subsidiary, sold the common stock of The Morie Company, Inc. (Morie), its sand mining and processing subsidiary (See Note 13).

SJI conducts tests annually to estimate the environmental remediation costs for properties owned by South Jersey Fuel, Inc. (SJF), an EMI subsidiary, from its previously operated fuel oil business. SJI reports the environmental remediation activity related to these properties as discontinued operations.

Summarized operating results of the discontinued operations were:


                                                                          Thousands of Dollars
                                                                   2004           2003           2002
                                                                   ----------------------------------

Loss before Income Taxes:
     Sand Mining                                              $      (863)   $      (705)    $      (467)
     Fuel Oil                                                        (183)          (495)           (122)
     Other                                                             --            (32)            (67)
Income Tax Credits                                                    366            458             232
                                                              -------------------------------------------
Loss from Discontinued Operations -- Net                      $      (680)   $      (774)    $      (424)
                                                              ===========================================
Earnings Per Common Share from
   Discontinued Operations -- Net:
     Basic                                                    $     (0.05)   $     (0.06)    $     (0.03)
                                                              ===========================================
     Diluted                                                  $     (0.05)   $     (0.06)    $     (0.04)
                                                              ===========================================

Losses from sand mining are mainly comprised of environmental remediation and product liability litigation associated with Morie's prior activities. Losses from fuel oil in 2003 are mainly attributable to a property sale. The caption "Other" represents construction and merchandising activities that were discontinued in 1997 and 2001, respectively.

AFFILIATIONS -- SJI and Conectiv Solutions, LLC formed Millennium Account Services, LLC to provide meter reading services in southern New Jersey.

SJE and GZA GeoEnvironmental, Inc. formed AirLogics, LLC to market a jointly developed air monitoring system designed to assist companies involved in environmental cleanup activities.

In April 2004, Marina and DCO Energy, LLC formed AC Landfill Energy, LLC (ACLE) to develop and install a 1,400-kilowatt methane-to-electric power generation system at a county-owned landfill in Egg Harbor Township, NJ. Marina owns a 51% interest in ACLE and consolidates ACLE's balance sheet and results of operation accordingly, as applicable. Commercial operation of the plant is targeted for early 2005.

4. COMMON STOCK:

SJI has 20,000,000 shares of authorized Common Stock. The following shares were issued and outstanding:

                                                               2004             2003              2002
                                                              ------------------------------------------

Beginning of Year                                              13,229,001     12,206,474      11,860,990
New Issues During Year:
     Dividend Reinvestment Plan                                   616,301        986,731         338,518
     Employees' Stock Ownership Plan                                   --          1,511           4,162
     Stock Option, Stock Appreciation Rights
       and Restricted Stock Award Plan                             32,056         32,005             590
     Directors' Restricted Stock                                    2,610          2,280           2,214
                                                               -----------------------------------------
End of Year                                                    13,879,968     13,229,001      12,206,474
                                                               =========================================

We credited the par value ($1.25 per share) of stock issued in 2004, 2003 and 2002 to Common Stock. We credited the net excess over par value of approximately $25.9 million, $35.9 million and $10.5 million, respectively, to Premium on Common Stock.

EARNINGS PER COMMON SHARE -- We present basic EPS based on the weighted-average number of common shares outstanding. EPS is presented in accordance with FASB Statement No. 128, "Earnings Per Share," which establishes standards for computing and presenting basic and diluted EPS. The incremental shares required for inclusion in the denominator for the diluted EPS calculation were 106,762, 99,649 and 77,866 shares for the years ended December 31, 2004, 2003 and 2002, respectively. These shares relate to SJI's restricted stock as discussed below.

STOCK OPTION, STOCK APPRECIATION RIGHTS AND RESTRICTED STOCK AWARD PLAN -- Under this plan, no more than 306,000 shares in the aggregate may be issued to SJI's officers and other key employees. No options or stock appreciation rights may be granted under the plan after November 22, 2006. No options were granted or outstanding during the three years ended December 31, 2004, 2003 and 2002. No stock appreciation rights have been issued under the plan. In 2004, 2003 and 2002, we granted 21,899, 30,810 and 26,034 restricted shares, respectively. These restricted shares vest over a 3-year period and are subject to SJI achieving certain performance targets. The annual expense associated with these awards was approximately $2.1 million, $1.0 million and $0.6 million in 2004, 2003 and 2002, respectively.

DIVIDEND REINVESTMENT PLAN (DRP) AND EMPLOYEES' STOCK OWNERSHIP PLAN (ESOP) -- Newly issued shares of common stock offered through the DRP are issued directly by SJI. All shares previously offered through the ESOP, which was terminated as of October 1, 2003, were also issued directly by SJI. As of December 31, 2004, SJI reserved 1,062,675 shares of authorized, but unissued, common stock for future issuance to the DRP.

DIRECTORS' RESTRICTED STOCK PLAN -- Under this plan, SJI grants annual awards to outside directors which vest over three years. SJI holds shares issued as restricted stock until the attached restrictions lapse. We record the stock's market value on the grant date as compensation expense over the applicable vesting period. The annual expense associated with this plan was $82,826, $80,255 and $67,242 in 2004, 2003 and 2002, respectively.

SHAREHOLDER RIGHTS PLAN -- In 1996, the board of directors adopted a shareholder rights plan providing for the distribution of one right for each share of common stock outstanding on and after October 11, 1996. Each right entitles its holder to purchase 1/1000 of one share of Series A Preferred Stock at an exercise price of $90 (See Note 2). The rights will not be exercisable until after a person or group acquires 10% or more of SJI's common stock and will expire if not exercised or redeemed by September 20, 2006.

5. INCOME TAXES:

SJI files a consolidated federal income tax return. State income tax returns are filed on a separate company basis in states where SJI has operations and/or a requirement to file.

Total income taxes applicable to operations differ from the tax that would have resulted by applying the statutory Federal Income Tax rate to pre-tax income for the following reasons:

                                                                         Thousands of Dollars
                                                                 2004            2003           2002
                                                                 -----------------------------------

Tax at Statutory Rate                                         $    25,218    $    20,352     $    17,436
Increase (Decrease) Resulting from:
     State Income Taxes                                             4,383          3,659           3,143
     ESOP                                                            (766)          (723)           (489)
Amortization of Investment Tax Credit (Note 6)                       (342)          (347)           (347)
     Amortization of Flowthrough
       Depreciation (Note 6)                                          664            664             664
     Other -- Net                                                     (78)            (9)             (3)

                                      -32-
                                                               ------------------------------------------
Income Taxes:
     Continuing Operations                                         29,079         23,596          20,404
     Discontinued Operations                                         (366)          (458)           (232)
     Cumulative Effect of a Change
       in Accounting Principle                                         --           (294)             --
                                                              -------------------------------------------
Net Income Taxes                                              $    28,713    $    22,844     $    20,172
                                                              ===========================================

The provision for Income Taxes is comprised of the following:


                                                                         Thousands of Dollars
                                                                 2004            2003           2002
                                                                 -----------------------------------

Current:
     Federal                                                  $      8,270    $    12,402     $    3,044
     State                                                           5,879          6,919          3,017
                                                              ------------------------------------------
       Total Current                                                14,149         19,321          6,061
                                                              ------------------------------------------
Deferred:
     Federal:
       Excess of Tax Depreciation Over
         Book Depreciation -- Net                                   16,102         12,339         10,960
       Deferred Fuel Costs -- Net                                   (3,548)       (10,446)        (3,728)
Environmental Costs -- Net                                             826           (162)        (1,490)
       Alternative Minimum Tax                                          --          2,181           (495)
       Prepaid Pension                                               3,038          1,647          5,743
       Deferred Regulatory Costs                                      (883)           750          1,543
       Other -- Net                                                 (1,188)          (397)           339
     State                                                             925         (1,290)         1,818
                                                              -------------------------------------------
       Total Deferred                                               15,272          4,275         14,690
                                                              -------------------------------------------
Investment Tax Credit                                                 (342)          (347)          (347)
                                                              -------------------------------------------
     Income Taxes:
       Continuing Operations                                        29,079         23,596         20,404
       Discontinued Operations                                        (366)          (458)          (232)
       Cumulative Effect of a Change
         in Accounting Principle                                        --           (294)            --
                                                              -------------------------------------------
Net Income Taxes                                              $     28,713    $    22,844    $    20,172
                                                              ===========================================

The net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes resulted in the following deferred tax liabilities at December 31:


                                                       Thousands of Dollars
                                                        2004           2003
                                                        -------------------

Current:
     Deferred Fuel Costs -- Net                      $     2,774     $    7,235
     Derivatives / Unrealized Gain                         4,518          4,868
     Other                                                  (210)          (566)
                                                     ---------------------------
       Current Deferred Tax Liability -- Net         $     7,082     $   11,537
                                                     ===========================

                                      -43-

Noncurrent:
     Book versus Tax Basis of Property               $  130,788      $  116,504
     Prepaid Pension                                     12,842           7,616
     Environmental                                        1,709             694
     Deferred Regulatory Costs                            3,242           4,687
     Deferred State Tax                                  (2,706)         (2,358)
     Investment Tax Credit Basis Gross-Up                (1,612)         (1,891)
     Other                                               (1,195)         (3,330)
                                                     ---------------------------
       Noncurrent Deferred Tax Liability -- Net      $  143,068      $  121,922
                                                     ===========================

6. FEDERAL AND OTHER REGULATORY TAX ASSETS AND DEFERRED CREDITS:

The primary asset created by adopting FASB Statement No. 109, "Accounting for Income Taxes," was Income Taxes - Flowthrough Depreciation in the amount of $17.6 million as of January 1, 1993. This amount represented excess tax depreciation over book depreciation on utility plant because of temporary differences for which, prior to Statement No. 109, deferred taxes previously were not provided. SJG previously passed these tax benefits through to ratepayers. SJG is recovering the amortization of the regulatory asset through rates over 18 years which began in December 1994 (See Note 1).

The Investment Tax Credit attributable to SJG was deferred and continues to be amortized at the annual rate of 3%, which approximates the life of related assets (See Note 5).

SJG deferred $11.8 million resulting from a change in the basis for accruing the Gross Receipts & Franchise Tax in 1978 and is amortizing it to operations over 30 years beginning that same year. We accelerated this amortization slightly as a result of a subsequent rate making proceeding (See Note 1 - Regulatory Assets).

7. FINANCIAL INSTRUMENTS:

RESTRICTED INVESTMENTS -- In accordance with the terms of ACLE's loan agreements, we were required to escrow unused proceeds pending approved construction expenditures. As of December 31, 2004, the escrowed proceeds totaled $553,000.

SJRG maintains a margin account with a national investment firm to support its risk management activities. As of December 31, 2004 and 2003, the balance of this account was $13.0 million and $4.0 million, respectively, due to changes in the market value of outstanding contracts.

LONG-TERM DEBT -- We estimate the fair values of SJI's long-term debt, including current maturities, as of December 31, 2004 and 2003, to be $350.2 million and $338.6 million, respectively. Carrying amounts are $334.3 million and $314.1 million, respectively. We base the estimates on interest rates available to SJI at the end of each year for debt with similar terms and maturities. SJI retires debt when it is cost effective as permitted by the debt agreements.

                                      -44-

OTHER FINANCIAL INSTRUMENTS -- The carrying amounts of SJI's other financial instruments approximate their fair values at December 31, 2004 and 2003.

8. SEGMENTS OF BUSINESS:

Information about SJI's operations in different industry segments is presented below:

                                                                         Thousands of Dollars
                                                               2004              2003         2002
                                                          --------------------------------------------

Operating Revenues:
     Gas Utility Operations                               $     502,465    $     526,846     $   415,640
     Wholesale Gas Operations                                    18,059           10,560           4,998
     Retail Gas and Other Operations                            213,786          175,512         112,002
     Retail Electric Operations                                  72,852           14,868           2,704
     On-Site Energy Production                                   20,866           12,736             852
     Appliance Service Operations                                12,733            9,596           8,386
                                                          -----------------------------------------------
       Subtotal                                                 840,761          750,118         544,582
     Intersegment Sales                                         (21,685)         (44,922)        (32,692)
                                                          -----------------------------------------------
       Total Operating Revenues                           $     819,076    $     705,196     $   511,890
                                                          ===============================================

Operating Income:
     Gas Utility Operations                               $      70,455    $      64,200     $    59,252
     Wholesale Gas Operations                                     5,400            4,998           4,280
     Retail Gas and Other Operations                              7,366            5,447           4,201
     Retail Electric Operations                                   1,612              153             (42)
     On-Site Energy Production                                    5,756            3,122             416
     Appliance Service Operations                                 1,780            1,220           1,622
     General Corporate                                           (1,630)          (1,297)           (654)
                                                          -----------------------------------------------
       Total Operating Income                             $      90,739    $      77,843     $    69,075
                                                          ===============================================

Depreciation and Amortization:
     Gas Utility Operations                               $      25,831    $      26,627     $    24,730
     Wholesale Gas Operations                                        15               13              12
     Retail Gas and Other Operations                                113              106              84
     Retail Electric Operations                                      --               --              --
     On-Site Energy Production                                    1,680              866              10
     Appliance Service Operations                                    81               --              --
     Discontinued Operations                                         --               28              28
                                                          -----------------------------------------------
        Total Depreciation and Amortization               $      27,720    $      27,640     $    24,864
                                                          ===============================================
                                      -45-


Property Additions:
     Gas Utility Operations                               $      68,656    $      53,238     $    49,646
     Wholesale Gas Operations                                        15                6              --
     Retail Gas and Other Operations                                 90              245             138
     Retail Electric Operations                                      --               --              --
     On-Site Energy Production                                    5,314            8,137          33,925
     Appliance Service Operations                                    97               --              --
                                                          -----------------------------------------------
       Total Property Additions                           $      74,172    $      61,626     $    83,709
                                                          ===============================================

Identifiable Assets:
     Gas Utility Operations                               $   1,007,587    $     937,732
     Wholesale Gas Operations                                   103,689           70,156
     Retail Gas and Other Operations                             53,880           51,405
     Retail Electric Operations                                  12,580            8,801
     On-Site Energy Production                                   84,616           72,896
     Appliance Service Operations                                11,640            6,830
     Discontinued Operations                                        413            2,358
                                                          -------------------------------
       Subtotal                                               1,274,405        1,150,178
     Corporate Assets                                            46,674           36,755
     Intersegment Assets                                        (77,745)         (60,730)
                                                          -------------------------------
       Total Identifiable Assets                          $    1,243,334    $   1,126,203
                                                          ===============================

Gas Utility Operations consist primarily of natural gas distribution to residential, commercial and industrial customers. Wholesale Gas Operations include SJRG's activities. Retail Gas and Other Operations include natural gas acquisition and transportation service companies. Retail Electric Operations consist of electricity acquisition and transportation to retail, commercial and industrial customers. On-Site Energy Production consists of Marina's thermal energy facility and other energy-related projects. Appliance Service Operations include the servicing of appliances via the sale of appliance service programs as well as on a time and materials basis and the installation of residential and small commercial HVAC systems.

SJI's interest expense relates primarily to SJG's and Marina's borrowing and financing activities. Interest income is essentially derived from borrowings between the subsidiaries and is eliminated during consolidation.

9. REGULATORY ACTIONS:

BASE RATES -- In January 1997, the BPU granted SJG rate relief, which was predicated in part upon a 9.62% rate of return on rate base that included an 11.25% return on common equity. This rate relief provided for cost-of-service recovery, including deferred costs, through base rates. Additionally, SJG's threshold for sharing pre-tax margins generated by interruptible and off-system sales and transportation increased. As a result of this case, SJG kept 100% of pre-tax margins up to the threshold level of $7.8 million. The next $750,000 was credited to customers through the Basic Gas Supply Service (BGSS) clause. Thereafter, SJG kept 20% of the pre-tax margins as it had historically.

On July 7, 2004, the BPU granted SJG a base rate increase of $20.0 million, which was predicated in part upon a 7.97% rate of return on rate base that included a 10.0% return on common equity. The increase, effective July 8, 2004, was designed to provide an incremental $8.5 million on an annualized basis to net income. SJG was also permitted to recover regulatory assets contained in its petition to reduce its composite depreciation rate from 2.9 to 2.4%.

Included in the base rate increase was a change to the sharing of pre-tax margins on interruptible and off-system sales and transportation. SJG now recovers through its base rates the $7.8 million that it had previously recovered through the sharing of pre-tax margins. As a result, the sharing of pre-tax margins now begins from dollar one, with SJG retaining 20%. Moreover, SJG now shares pre-tax margins from on-system capacity release sales, in addition to the interruptible and off-system sales and transportation. Effective July 1, 2006, the 20% retained by SJG will decrease to 15% of such margins.

As part of the overall settlement effective July 8, 2004, SJG is providing customers with an offsetting $38.9 million in rate reductions. These reductions are being provided to customers through the reduction and elimination of rates associated with SJG's various clauses. Under those clauses, costs incurred by SJG were being billed to customers on a dollar-for-dollar basis and these reductions do not negatively impact SJG's net income.

PENDING AUDITS -- The BPU issued an order under which it will perform a competitive services audit and a management audit that includes a focused review of SJG's gas supply and purchasing practices. The audits, which commenced in October 2004, are mandated by statute to be conducted at predetermined intervals. Management does not currently anticipate the outcome of these audits to materially affect SJI's financial position, results of operations or liquidity.

APPLIANCE SERVICE BUSINESS -- On July 23, 2004, the BPU approved SJG's petition and related agreements to transfer its appliance service business from the regulated utility. In anticipation of this transfer, SJI formed South Jersey Energy Service Plus, LLC (SJESP) to perform appliance repair services after BPU approval of the transfer. SJESP purchased certain assets and assumed certain liabilities required to perform such repair services from SJG for the net book value of $1.2 million on September 1, 2004. The agreements also called for SJESP to pay an additional $1.5 million to SJG. SJG credited this $1.5 million to customers through the Remediation Adjustment Clause (RAC) which had no earnings impact on SJG. The $1.5 million is considered an intangible asset by SJESP and is being amortized on a straight-line basis over a 12-year period, which commenced as of the transfer date. The amortization period was based on a study performed by an independent consultant. The study results indicate the benefit period is linked to residential homeowner moving rates based on U.S. Census Bureau and regional information.

OTHER REGULATORY MATTERS -- Effective January 10, 2000, the BPU approved full unbundling of SJG's system. This allows all natural gas consumers to select their natural gas commodity supplier. As of December 31, 2004, 87,645 of SJG's residential customers were purchasing their gas commodity from someone other than SJG. Customers choosing to purchase natural gas from providers other than the utility are charged for the cost of gas by the marketer, not the utility.

The resulting decrease in SJG's revenues is offset by a corresponding decrease in gas costs. While customer choice can reduce utility revenues, it does not negatively affect SJG's net income or financial condition. The BPU continues to allow for full recovery of prudently incurred natural gas costs through the BGSS. Unbundling did not change the fact that SJG still recovers cost of service, including deferred costs, through base rates.

In December 2001, the BPU approved recovery of SJG's October 31, 2001 underrecovered gas cost balance of $48.9 million plus accrued interest since April 1, 2001 at a rate of 5.75%. SJG finished recovering this balance upon the settlement of its base rate case in July 2004.

In August 2002, SJG filed for a Societal Benefits Clause (SBC) rate increase. The SBC recovers costs related to BPU-mandated programs, including environmental remediation costs recovered through SJG's RAC; energy efficiency and renewable energy program costs recovered through SJG's New Jersey Clean Energy Programs; consumer education program costs; and low income program costs recovered through the Universal Service Fund. In August 2003, the BPU approved a $6.7 million increase to SJG's SBC, effective September 1, 2003. In September 2004, SJG filed for a $2.6 million reduction to its current SBC annual recovery level of $17.5 million.

In September 2002, SJG filed for an $8.6 million rate increase to recover the cash related to a Temperature Adjustment Clause (TAC) deficiency resulting from warmer-than-normal weather for the 2001-2002 winter. As a result of the colder-than-normal 2002-2003 winter, the cumulative TAC deficiency decreased to $5.7 million. In August 2003, the BPU approved the recovery of the $5.7 million TAC deficiency, effective September 1, 2003. SJG has fully recovered the $5.7 million. In September 2004, SJG filed for a $1.2 million increase to recover the cash related to the TAC deficiency resulting from the 2003-2004 winter, which was warmer than normal.

Also, in September 2002, SJG filed with the BPU to maintain its current BGSS rate through October 2003. However, due to price increases in the wholesale market, in February 2003, SJG filed an amendment to the September 2002 filing. In April 2003, the BPU approved a $16.6 million increase to SJG's annual gas costs recoveries.

In March 2003, the BPU approved a statewide Universal Service Fund (USF) program on a permanent basis. In June 2003, the BPU established a statewide program through which funds for the USF and Lifeline Credit and Tenants Assistance (Lifeline) Programs would be collected from customers of all New Jersey electric and gas utilities. The BPU ordered that utility rates be set to recover a total statewide USF budget of $33.0 million, and a total Lifeline budget of $72.0 million. Recovery rates for both programs were implemented in August 2003. In April 2004, SJG made its annual USF filing, along with the state's other electric and gas utilities, proposing a statewide USF budget of $105.5 million. The proposed statewide budget was updated to $113.0 million and filed with the BPU in May 2004. In June 2004, the BPU approved the statewide budget of $113.0 million and the increased rates were implemented effective July 1, 2004, resulting in a $3.9 million increase to SJG's annual USF recoveries.

In July 2003, SJG made its annual BGSS filing, as amended, with the BPU. Due to further price increases in the wholesale market, SJG filed for a $24.0 million increase to its annual gas cost revenues. In August 2003, the BPU approved SJG's price increase on a provisional basis, subject to refund with interest, effective September 1, 2003. In October 2004, the provisional rate increase was made final with no refund required.

In February 2004, SJG filed notice with the BPU to reduce its gas cost revenues by approximately $5.0 million, via a rate reduction, in addition to a $21.8 million bill credit to customers. Both the rate reduction and bill credit were approved and implemented in March 2004.

In June 2004, SJG made its annual BGSS filing with the BPU requesting a $4.9 million increase in gas cost recoveries. In October 2004, the requested increase was approved on a provisional basis.

Filings and petitions described above are still pending unless otherwise indicated.

10. EMPLOYEE BENEFIT PLANS:

PENSIONS & OTHER POSTRETIREMENT BENEFIT PLANS -- SJI has several defined benefit pension plans and other postretirement benefit plans. The pension plans provide annuity payments to the majority of full-time, regular employees upon retirement. Newly hired employees in certain classifications and companies do not qualify for participation in the defined benefit pension plans. The other postretirement benefit plans provide health care and life insurance benefits to some retirees.

The BPU authorized SJG to recover costs related to postretirement benefits other than pensions under the accrual method of accounting consistent with FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." We deferred amounts accrued prior to that authorization and are amortizing them as allowed by the BPU. The unamortized balance of $3.0 million at December 31, 2004 is recoverable in rates. We are amortizing this amount over 15 years which started January 1998.

On December 8, 2003, the President signed into law the Medicare Prescription Drug, Improvement and Modernization Act (the "Act") of 2003. In accordance with FASB Staff Position No. 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," issued in December 2003, management elected to defer any financial impact resulting from the Act pending the availability of more information. In 2004, with the assistance of SJI's actuary, management has determined that the Act has no impact on SJI's postretirement benefits plans.

Net periodic benefit cost related to the pension and other postretirement benefit plans consisted of the following components:

                                                             Thousands of Dollars
                                                                                     Other
                                               Pension Benefits              Postretirement Benefits
                                          2004       2003       2002       2004       2003       2002
                                          -----------------------------------------------------------


Service Cost                            $   2,939  $   2,574  $   2,237  $   1,402  $   1,551  $   1,131
Interest Cost                               5,699      5,353      5,029      2,412      2,545      2,355
Expected Return on
     Plan Assets                           (7,094)    (5,514)    (4,567)    (1,402)    (1,078)    (1,046)
Amortization of
     Transition Obligation                     --         72         72        643        772        772
Amortization of Loss
       and Other                            1,774      1,784        838        133        396         73
                                        ----------------------------------------------------------------
Net Periodic
     Benefit Cost                           3,318      4,269      3,609      3,188      4,186      3,285
     ERIP Cost                                814         --         --        160         --         --
                                        ----------------------------------------------------------------

Total Net Periodic
     Benefit Cost                       $   4,132  $   4,269  $   3,609  $   3,348  $   4,186  $   3,285
                                        ================================================================

The table abve includes benefit costs capitalize by SJG related to its construction program. Capitalized pension benefit costs totaled $1.0 million, $1.3 million and $1.1 million in 2004, 2003 and 2002, respectively. Capitalized other postretirement benefit costs totaled $1.0 million, $1.3 million and $1.0 million in 2004, 2003 and 2002, respectively.

The ERIP costs reflected in the table above relate to an early retirement plan offered during 2004. Additional monetary incentives not reflected in the table above totaled $405,000, which will be funded outside of SJI's retirement plans.

A reconciliation of the plans' benefit obligations, fair value of plan assets, funded status and amounts recognized in SJI's consolidated balance sheets follows:



                                                                 Thousands of Dollars
                                                                                        Other
                                                                                   Postretirement
                                                    Pension Benefits                   Benefits
                                                   2004            2003           2004         2003
                                                   ------------------------------------------------

Change in Benefit Obligations:
Benefit Obligation at Beginning
     of Year                                   $    91,036    $    81,106    $    44,926     $    30,973
     Service Cost                                    2,939          2,574          1,402           1,551
     Interest Cost                                   5,699          5,353          2,412           2,545
     Plan Amendments                                   492             --        (10,085)             --
     Actuarial Loss and Other                       11,324          6,054          1,580          11,239
     Benefits Paid                                  (4,032)        (4,051)        (1,751)         (1,382)
                                             ------------------------------------------------------------
Benefit Obligation at End of Year               $  107,458    $    91,036    $    38,484    $    44,926
                                             ============================================================

                                      -50-

Change in Plan Assets:
Fair Value of Plan Assets at
     Beginning of Year                         $    83,145    $    63,112    $    19,095     $    13,835
     Actual Return on Plan Assets                    8,411         14,084          1,740           3,336
     Employer Contributions                         13,000         10,000          3,226           3,306
     Benefits Paid                                  (4,032)        (4,051)        (1,751)         (1,382)
                                               ----------------------------------------------------------
Fair Value of Plan Assets at
     End of Year                               $   100,524    $    83,145    $    22,310     $    19,095
                                               ==========================================================

Funded Status:                                 $    (6,934)   $    (7,890)   $   (16,174)    $   (25,831)
     Unrecognized Prior Service Cost                 2,941          2,823         (4,229)           (809)
     Unrecognized Net Obligation
       Assets from Transition                           --             --             --           6,946
     Unrecognized Net Loss
       and Other                                    32,582         24,757         12,317          11,731
                                               ----------------------------------------------------------
Prepaid (Accrued) Net Benefit Cost at
     End of Year                               $    28,589    $    19,690    $    (8,086)    $    (7,963)
                                               ==========================================================

The accumulated benefit obligation of SJI's pension plans at December 31, 2004 and 2003 was $93.6 million and $76.6 million, respectively. In 2003, SJI had a decrease in its minimum pension liability included in Accumulated Other Comprehensive Income amounting to $9.3 million. As of December 31, 2004, no minimum pension liability adjustment was required.

As of November 2004, SJI has implemented caps on the amount of the premium we pay for all employees eligible for postretirement health care. Employees are responsible for those costs which exceed the premium caps. Subsequently, we were able to reduce our 2004 postretirement benefit costs other than pension by a total of $383,400 for the months of November and December 2004. On an ongoing basis, we will experience reduced postretirement benefit costs other than pension due to this plan change.

SJI also has unqualified pension plans provided to certain officers and outside directors which are unfunded. The aggregate accrued net benefit obligation of such plans as of December 31, 2004 and 2003 was $4.9 million and $4.3 million, respectively.

                                      -51-

The weighted-average assumptions used to determine benefit obligations at December 31 were:

                                                                  Other
                                   Pension Benefits      Postretirement Benefits
                                  2004         2003        2004          2003
                                  ----------------------------------------------

Discount Rate                     5.75%        6.25%       5.75%         6.25%
Rate of Compensation Increase     3.60%        3.60%         --            --

The weighted-average assumptions used to determine net periodic benefit cost for years ended December 31 were:

                                                                  Other
                                   Pension Benefits      Postretirement Benefits
                                  2004    2003   2002     2004     2003   2002
                                  ----------------------------------------------

Discount Rate                      6.25%  6.75%  7.25%    6.25%   6.75%   7.25
Expected Long-Term Return
     on Plan Assets                8.75%  9.00%  9.00%    7.25%   7.50%   7.50
Rate of Compensation Increase      3.60%  3.60%  4.10%     --       --     --

The expected long-term return on plan assets was based on return projections prepared by our investment manager using SJI's current investment mix as described under Plan Assets below.

The assumed health care cost trend rates at December 31 were:

                                                               2004        2003
                                                               -----------------

Post-65 Medical Care Cost Trend Rate Assumed for Next Year       6.5%       7.0%
Pre-65 Medical Care Cost Trend Rate Assumed for Next Year       11.0%      11.5%
Dental Care Cost Trend Rate Assumed for Next Year                6.5%       7.0%
Rate to which Cost Trend Rates are Assumed to Decline
     (the Ultimate Trend Rate)                                   5.0%       5.0%
Year that the Rate Reaches the Ultimate Trend Rate               2016       2016

Assumed health care cost trend rates have a significant effect on the amounts reported for SJI's postretirement health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                      -52-

                                                                          Thousands of Dollars
                                                               1-Percentage-                1-Percentage-
                                                              Point Increase               Point Decrease


Effect on the Total of Service and Interest Cost              $        88                 $       (76)
Effect on Postretirement Benefit Obligation                   $     1,174                 $    (1,127)


Plan Assets -- SJI's weighted-average asset allocations at December 31, 2004 and 2003, by asset category are as follows:

                                                                                        Other
                                                      Pension Benefits         Postretirement Benefits
                                                      2004          2003           2004            2003
                                                     ---------------------------------------------------
      Asset Category
      U.S. Equity Securities                            52%           47%            48%             47%
      International Equity Securities                   16            13             16              13
      Fixed Income                                      32            40             36              40
                                                       -------------------------------------------------
       Total                                           100%          100%           100%            100%
                                                       =================================================

Based on the investment objectives and risk tolerances stated in SJI's current pension and other postretirement benefit plans' investment policy and guidelines, the long-term asset mix target considered appropriate for SJI is within the range of 58% to 68% equity and 32% to 42% fixed-income investments. Historical performance results and future expectations suggest that equities will provide higher total investment returns than fixed-income securities over a long-term investment horizon.

The policy recognizes that risk and volatility are present to some degree with all types of investments. We seek to avoid high levels of risk at the total fund level through diversification by asset class, style of manager, and sector and industry limits. Specifically prohibited investments include, but are not limited to, venture capital, margin trading, commodities and securities of companies with less than $250.0 million capitalization (except in the small-cap portion of the fund where capitalization levels as low as $50.0 million are permissible).

FUTURE BENEFIT PAYMENTS -- The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid during the following years:
                                        Thousands of Dollars
                                                             Other
                           Pension Benefits         Postretirement Benefits

2005                           $  4,209                    $   1,522
2006                              4,397                        1,737
2007                              4,621                        1,970
2008                              4,898                        2,187
2009                              5,205                        2,386
2010-2014                        32,748                       13,837

                                      -53-

CONTRIBUTIONS -- SJI expects to make no contributions to its pension plan and contribute approximately $3.0 million to its other postretirement benefit plan in 2005.

DEFINED CONTRIBUTION PLAN -- SJI offers an Employees' Retirement Savings Plan (Savings Plan) to eligible employees. SJI matches 50% of participants' contributions up to 6% of base compensation. For newly hired employees who are not eligible for participation in SJI's defined benefit plan, we match 50% of participants' contributions up to 8% of base compensation. We also contribute a year-end contribution of $500 for employees with fewer than 10 years of service and $1,000 for employees with 10 years of service or more.

The amount expensed and contributed for the matching provision of the Savings Plan approximated $1.0 million in each of the years 2004, 2003 and 2002.

11. RETAINED EARNINGS:

Restrictions exist under various loan agreements regarding the amount of cash dividends or other distributions that SJG may pay on its common stock. As of December 31, 2004, SJG's loan restrictions did not affect the amount that may be distributed from SJI's retained earnings.

SJG is restricted as to the amount of cash dividends or other distributions that may be paid on its common stock by an order issued by the New Jersey Board of Public Utilities in July 2004, that granted SJG an increase in base rates. Per the order, SJG is required to maintain Total Common Equity of no less than $289 million. SJG's Total Common Equity balance was $344 million at December 31, 2004.

12. UNUSED LINES OF CREDIT AND COMPENSATING BALANCES:

Bank credit available to SJI totaled $266.0 million at December 31, 2004, of which $98.7 million, inclusive of $6.4 million of letters of credit, was used. Those bank facilities consist of a $100.0 million revolving credit facility that expires in August 2006 and $76.0 million of uncommitted bank lines available to SJG; and a $60.0 million revolving credit facility that expires in August 2007, and $30.0 million of uncommitted bank lines available to SJI. The amount of the revolving credit to SJI was increased by $20.0 million and the expiration date was extended to 2007 in August 2004. The revolving credit facilities contain certain financial covenants measured on a quarterly basis. SJI and SJG were in compliance with these covenants as of December 31, 2004. Borrowings under these lines of credit are at market rates. The weighted borrowing cost, which changes daily, was 3.02% and 1.87% at December 31, 2004 and 2003, respectively. We maintain demand deposits with lending banks on an informal basis and they do not constitute compensating balances.

13. COMMITMENTS AND CONTINGENCIES:

CONTRACTUAL CASH OBLIGATIONS -- The following table summarizes our contractual cash obligations and their applicable payment due dates (in thousands):

                                      -54-

                                                          Up to        Years        Years      More than
Contractual Obligations                      Total       1 Year        2 & 3        4 & 5       5 Years
                                             ----------------------------------------------------------

Long-Term Debt                        $     334,262  $     5,348  $    10,737   $    1,720   $   316,457
Interest on Long-Term Debt                  300,751       20,214       39,081       37,972       203,484
Operating Leases                                900          321          512           51            16
Construction Obligations                      5,133        5,133           --           --            --
Commodity Supply
    Purchase Obligations                    430,098      245,389       92,247       66,167        26,295
Other Purchase
    Obligations                               3,509        3,446           63           --            --
                                      -------------------------------------------------------------------
Total Contractual
    Cash Obligations                  $   1,074,653  $   279,851 $    142,640   $  105,910   $   546,252
                                      ===================================================================

Expected environmental remediation costs are not included in the table above due to the subjective nature of such costs and the timing of anticipated payments. SJG's regulatory obligation to contribute $3.6 million annually to its postretirement benefit plans, less costs incurred directly, is not included as the duration is indefinite. As a result, the total obligation cannot be calculated. SJI does not expect to make a pension contribution in 2005 and future contributions cannot be determined at this time (See Note 10).

CONSTRUCTION AND ENVIRONMENTAL -- SJI's estimated net cost of construction and environmental remediation programs for 2005 totals $87.2 million. Commitments were made regarding some of these programs.

GAS SUPPLY CONTRACTS -- SJG, in the normal course of business, has entered into long-term contracts for natural gas supplies, firm transportation and gas storage service. The earliest that any of these contracts expires is 2005. The transportation and storage service agreements between SJG and its interstate pipeline suppliers were made under Federal Energy Regulatory Commission approved tariffs. SJG's cumulative obligation for demand charges and reservation fees paid to suppliers for these services is approximately $4.5 million per month, recovered on a current basis through the BGSS.

PENDING LITIGATION -- SJI is subject to claims arising in the ordinary course of business and other legal proceedings. We accrue liabilities related to these claims when we can determine the amount or range of amounts of likely settlement costs for those claims. SJI has been named in, among other actions, certain product liability claims related to our former sand mining subsidiary. Management does not currently anticipate the disposition of any known claims to have a material adverse effect on SJI's financial position, results of operations or liquidity.

PARENTAL GUARANTEES -- As of December 31, 2004, SJI had issued $196.6 million of parental guarantees on behalf of its subsidiaries. Of this total, $159.6 million expire within one year, $0.2 million expire in 2006 and $36.8 million have no expiration date. The vast majority of these guarantees were issued to guarantee payment to third parties with whom our subsidiaries have commodity supply

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contracts. These contracts contain netting provisions which permit us to net the ultimate cash payment for monthly buys and sells from/to counterparties. As of December 31, 2004, these guarantees support future firm commitments and $56.1 million of the Accounts Payable recorded on our consolidated balance sheet. As part of our risk management policy, we also require parental guarantees from trading counterparties as applicable. These arrangements are typical in our industry. SJI has also issued two parental guarantees totaling $6.3 million related to Marina's construction activity.

STANDBY LETTERS OF CREDIT -- As of December 31, 2004, SJI provided $46.0 million of standby letters of credit from four commercial banks supporting the variable rate demand bonds issued through the New Jersey Economic Development Authority to finance Marina's thermal plant project. The letter of credit agreement contains certain financial covenants measured on a quarterly basis. SJI was in compliance with these covenants as of December 31, 2004.

Also, as of December 31, 2004, SJI has issued four letters of credit totaling $6.3 million. Three of these letters were posted to two different utilities to enable SJE to market retail electricity within the respective utilities' service territories. The remaining letter was posted related to the construction activity of AC Landfill Energy, LLC.

SALE LEASEBACK -- On January 5, 2004, Marina paid $2.7 million to purchase a cogeneration facility in Salem County, NJ and is leasing the facility back to a large manufacturer located on the same site over an 8-year lease. Marina also entered into an 8-year operating contract to operate and manage the facility.

ENVIRONMENTAL REMEDIATION COSTS -- SJI incurred and recorded costs for environmental cleanup of 12 sites where SJG or its predecessors operated gas manufacturing plants. SJG stopped manufacturing gas in the 1950s. SJI and some of its nonutility subsidiaries also recorded costs for environmental cleanup of sites where SJF previously operated a fuel oil business and Morie maintained equipment, fueling stations and storage.

SJI successfully entered into settlements with all of its historic comprehensive general liability carriers regarding the environmental remediation expenditures at the SJG sites. Also, SJG purchased a Cleanup Cost Cap Insurance Policy limiting the amount of remediation expenditures that SJG will be required to make at 11 of its sites. This Policy will be in force until 2024 at 10 sites and until 2029 at one site. The minimum future cost estimate discussed below is not reduced by projected insurance recoveries from the Cleanup Cost Cap Insurance Policy.

Since the early 1980s, SJI accrued environmental remediation costs of $153.5 million, of which $98.5 million was spent as of December 31, 2004. With the assistance of a consulting firm, we estimate that undiscounted future costs to clean up SJG's sites will range from $51.0 million to $167.3 million. We recorded the lower end of this range as a liability because a single reliable estimation point is not feasible due to the amount of uncertainty involved in

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the nature of projected remediation efforts and the long period over which remediation efforts will continue. It is reflected on the 2004 consolidated balance sheet under Current Liabilities and Deferred Credits and Other Noncurrent Liabilities. Recorded amounts include estimated costs based on projected investigation and remediation work plans using existing technologies. Actual costs could differ from the estimates due to the long-term nature of the projects, changing technology, government regulations and site-specific requirements. The major portion of accrued environmental costs relate to the cleanup of SJG's former gas manufacturing sites.

SJG has two regulatory assets associated with environmental costs (See Note 1). The first asset, Environmental Remediation Cost: Expended -- Net, represents what was actually spent to clean up former gas manufacturing plant sites. These costs meet the requirements of Statement No. 71. The BPU allows SJG to recover expenditures through the RAC (See Note 9).

The other asset, Environmental Remediation Cost: Liability for Future Expenditures, relates to estimated future expenditures determined under the guidance of FASB Statement No. 5, "Accounting for Contingencies." We recorded this amount, which relates to former manufactured gas plant sites, as a regulatory asset under Statement No. 71 with the corresponding amount reflected on the consolidated balance sheet under Current Liabilities and Deferred Credits and Other Noncurrent Liabilities. The BPU's intent, evidenced by current practice, is to allow SJG to recover the deferred costs after they are spent over 7-year periods. As of December 31, 2004, we reflected SJG's unamortized remediation costs of $5.3 million on the consolidated balance sheet under Regulatory Assets. Since implementing the RAC in 1992, SJG has recovered $43.9 million through rates (See Note 9).

With Morie's sale, EMI assumed responsibility for environmental liabilities estimated between $2.8 million and $8.8 million. The information available on these sites is sufficient only to establish a range of probable liability and no point within the range is more likely than any other. Therefore, EMI has accrued the lower end of the range. Changes in the accrual are included in the statements of consolidated income under Loss from Discontinued Operations -- Net.

SJI and SJF estimated their potential exposure for the future remediation of four sites where fuel oil operations existed years ago. Estimates for these sites range from $1.2 million to $5.0 million. We recorded the lower ends of these ranges on the 2004 consolidated balance sheet under Current Liabilities and Deferred Credits and Other Noncurrent Liabilities as of December 31, 2004.



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